UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 10-SB

                                AMENDMENT NO. 2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                            SMALL BUSINESS ISSUERS
     UNDER SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                 Global Entertainment Holdings/Equities, Inc.
                (Name of Small Business Issuer in its charter)

          Colorado                                     47-0811483
(State or other jurisdiction               (IRS Employer Identification Number)
of incorporation or organization)


6235 South  90th Street, Omaha, NE 68127                (402) 331-3189
(Address of principal executive offices)          (Issuer's Telephone Number)




      Securities to be registered pursuant to section 12 (b) of the Act:


Title of each class to be registered:	Name of each exchange on which each
                                        class is to be registered:



      Securities to be registered pursuant to section 12 (g) of the Act:

Title of each class to be registered:	Name of each exchange on which each
                                        class is to be registered:

            Common stock


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                 Global Entertainment Holdings/Equities, Inc.




                                  FORM 10-SB
                              TABLE OF CONTENTS


ITEM 1.   DESCRIPTION OF BUSINESS                                            3
1:1 Company Description                                                      3
1:2 Products and Services                                                    5
1:3 Growth Strategy                                                          5
1:4 Technology                                                               7
ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION          8
2:1 Results of Operations                                                    8
2:2 Liquidity and Capital Resources                                         11
2:3 Impact of Inflation                                                     12
2:4 Contingencies                                                           12
2:5 Year 2000 Risks                                                         12
2:6                                                                         13
ITEM 3.   DESCRIPTION OF PROPERTY                                           14
ITEM 4.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS     14
4:1 Security Ownership of Certain Beneficial Owners and Management          14
ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS                                  15
5:1 Officers and Directors                                                  15
ITEM 6.   EXECUTIVE COMPENSATION                                            17
ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                    17
ITEM 8.   LEGAL PROCEEDINGS                                                 18
ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS          20
ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES                           21
ITEM 11.  DESCRIPTION OF SECURITIES                                         22
11:1 Common Stock                                                           22
11:2 Preferred Stock                                                        23
11:3 Dividends                                                              23
ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS                         24
ITEM 13.  FINANCIAL STATEMENTS                                              26
          As of June 30, 1999, December 31, 1998 and 1997          F-1 to F-13
ITEM 14.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS                    F-1
ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS                                F-1
          For the Period July 1, 1999 to Septermber 30, 1999
               and 1998                                             F-1 to F-6
          Financial Statement-Prevail Online, Inc.
               period ending 9-30-99                                       F-7

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ITEM 1.   DESCRIPTION OF BUSINESS

1:1  Company Description

Global Entertainment Holdings/Equities, Inc. (the "Company") was incorporated in the State of Colorado as Masadi Resources, Inc. ("Masadi"), on July 10, 1997. On February 10, 1998, Masadi filed with the State of Colorado, Articles of Amendment to its Articles of Incorporation and changed its name to International Beverage Corporation. On August 27, 1998, pursuant to a Merger Agreement, International Beverage Corporation merged into Global Entertainment Holdings/ Equities, Inc. (Global). International Beverage Corporation became the surviving corporation and on August 27, 1998, changed its name to Global Entertainment Holdings/Equities, Inc. which is now known as the Company.

On June 30, 1998, Global, entered into an Agreement of Purchase and Sale whereby Global acquired 100% of the issued and outstanding shares of Interactive Gaming and Wagering NV, a Netherlands Antilles Corporation and is currently a wholly owned subsidiary of the Company. Interactive Gaming and Wagering, was incorporated in Curacao, Netherland Antilles on May 19, 1997, and is engaged in the business of conception of software programs for the gaming and wagering industry.

Masadi's purpose for incorporation was to pursue its business activity in the oil and gas exploration and production business within the geographical boundaries of the North American Continent with emphasis on the Continental United States. On November 15, 1997, Masadi's shareholders voted to change its business direction and pursue opportunities in the Beverage Industry and on February 10, 1998, changed its name to International Beverage Corporation. Pursuant to the change in business direction, International Beverage Corporation entered into a Purchase and Sale Agreement with Beverage Source Worldwide,
Inc. whereby Beverage Source Worldwide, Inc. became a wholly owned subsidiary. The Purchase and Sale Agreement with Beverage Source Worldwide, Inc. was subsequently rescinded for non-performance by International Beverage
Corporation and Beverage Source Worldwide, Inc.

International Beverage Corporation began trading on the OTC Bulletin Board on March 18, 1998, under the symbol "IBVC". The Company, to better reflect its name change to Global Entertainment Holdings/Equities, Inc., changed its trading symbol on September 9, 1998, to "GAMM".

The Company's stock is presently traded on the Over The Counter Bulletin Board under the trading symbol "GAMM". The Company is a holding company, whose primary business focus is on Internet companies operating in the online gaming software sector. The Company provides financial advisory services, including; mergers and acquisitions, capital investment and general investment banking services to emerging Internet related companies. Currently, the Company owns 100% of the issued and outstanding stock of Interactive Gaming and Wagering (IGW) and as of the September 20, 1999, acquired 100% of the issued and outstanding stock of Prevail Online, Inc. a Colorado Corporation with principal offices in San Francisco, CA.

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IGW is the Company's wholly owned subsidiary and is engaged in the development, licensing and hosting of proprietary Internet gaming software. IGW's corporate Website is www.interactive-gaming.com. IGW offers a turnkey service solution to its software licensees, including online casino and sportsbook software, 800 call center sportsbook software, Website development and hosting, training, gaming license consulting, facilities and telecommunications management. Beginning in November of 1997, IGW has been engage in testing and implementation of its proprietary online sportsbook software through its intial software licensee-www.VIPsports.com.

At June 30, 1998, IGW completed the testing and implementation of its proprietary online sportsbook software also through www.VIPsports.com. As a result, www.VIPsports.com has experienced significant business growth, which can be directly attributed to the successful testing, and implementation program provided by IGW.

As of the date of this Registration Statement, IGW has entered into licensing contracts with several software licensees for its gaming software. The following is a current list of the Company's ten fully operational software licensee Websites.

1. www.vipsports.com
2. www.vipcasinos.com
3. www.5cardcharlie.com
4. www.fairdealsports.com
5. www.fairdealcasino.com
6. www.gamedaycasino.com
7. www.gamedaysportsbook.com
8. www.wssbcasino.com
9. www.wallstreetsuperbook.com
10. www.fivecardcharlie.com

Prevail Online, Inc.

At September 20, 1999, the Company completed an agreement of purchase and sale for the purchase and acquisition of 100% of the issued and outstanding stock of Prevail Online, Inc., ("Prevail") a Colorado Corporation with its principle office in San Francisco, CA. Pursuant to the terms of the acquisition, the Company conducted a tax-free exchange of 163,500 shares of its common stock for 100 % of the issued and outstanding shares of Prevail. Prevail will operate as a wholly owned subsidiary of the Company.

Prevail operates three independent online services that attract consumers with a combination of highly focused content and superior marketing techniques which has made its sites among the most popular on the Web. Prevail Online's services deliver gaming directory information through its Website www.wheretobet.com, real time sports gaming news and statistics through www.thesportsdaily.com, and mainstream online wagering information via www.netbet.org.

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1:2 Products and Services

Through its wholly owned subsidiaries, the Company develops and provides its software products, Web publishing services and Web hosting services to the independent licensees. To its licensees, the Company provides:

Set-up

1. Assistance in procuring of initial Internet gaming license with their governing body.
2. Concept development and design of virtual casino "theme."
3. Customization and system integration.
4. Hosting of servers.
5. Assistance in procuring secure electronic funds transfer capabilities and monitoring of all funds flow.

Software Features

1. Real-time functionality.
2. All odds making rules and calculations.3. Advanced graphical user interface for enhanced visual and audio effects.
4. Preservation and analysis of all gaming data, including win/loss, game preferences and monitoring of player activities.
5. Accurate reporting of return on advertising Investment to optimize marketing resources.
6. Provision of credit card processing e-commerce and other banking services.

Java Casino Games

IGW's Java games utilize the Java language to provide easily accessible online games to the Company's licensees' Websites. The cross-platform nature of Java makes it possible to play these games on all major operating systems, online, with no download requirements. IGW software currently provides four (4) casino style Java Games (Videopoker, Blackjack, Roulette, slots) for players to wager on, with several additional Java games projected to be released throughout FY2000.

1:3 Growth Strategy

The development of telecommunications and the emergence of new technology have created opportunities to develop new, efficient and secure ways to deliver information and entertainment to consumers. The Company intends to capitalize on its technological niche and expertise to become a world leader in online gaming software systems. The Company's key strategic objectives are to: (i) continue supporting core holdings of Internet gaming software development and licensing; (ii) expand to other Internet markets, through acquisitions in the content and publishing markets; and (iii) The Company will pursue opportunities in e-commerce through the Company's wholly owned subsidiary, IGW. The Company will develop the software to integrate the banking operation for e-commerce.
The Company will continue to develop software that enables e-commerce through their licensee's websites as part of the Company's

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software solution. The Company proposes to seek a joint venture partner to facilitate credit card transactions, for their licensee websites. However, currently no acquisitions or joint ventures have been identified.

The Company intends to implement its business strategy by: (i) continuing to enhance its technology; (ii) seeking key strategic alliances with companies that are in the Internet/Technology/Software based industries, technologically advanced, that are currently solvent, are beyond the development stage, have positive operating cash flows/financially stable, have a seasoned management team, and are efficiently staffed. Currently, no acquisitions or strategic alliances have been identified. and; (iii) developing brand name recognition through cross marketing and merchandising.

Expand Market Integration

The Company intends to capitalize on its technological niche and early market entry to capture a significant share of the Internet gaming software market.
The Company believes that because of the level of satisfaction from its clients and the history of IGW in the industry as a leader (co-founding member and board member of the Interactive Gaming Council), it has established brand recognition. The Company believes that it has accomplished this through the development of ten (10) licensed websites using its ITSCS (Internet & Telephony Sportsbook & Casino System), creating market exposure over the Internet; has developed and licensed software to one of the first operating sportsbooks on the Web, www.VIPsports.com.; its attendance and exposure at gaming and software expositions; has received favorable reviews from both financial and industry publications, i.e. CNNfn, USA Today, and has obtained exposure through various media outlets, including: multiple national radio interviews, television exposure, Channel 22 Business News, CNN Financial, Today's Investor, Internet interviews and Company profile exposure, News Letter exposure, Internet Banner Advertising, and other Internet Advertising.

Maintain High Quality, Innovative Products and Services

The Company is focused on designing a gaming experience by using leading edge technology. Additionally, licensees may benefit from other methods of revenue generation, which traditional gaming machines cannot offer, such as advertising, data collection and user analysis.

Continue Technology Development

The Company has achieved its technological niche through the development of its proprietary software. Furthermore, the Company has made a strong commitment to continue research and development activities to enhance its software and to develop new applications for new markets. The Company will continue to use such methods to protect its technology and moderate competition from current and future entrants.

Sales and Marketing Strategy

The Company's sales and marketing are conducted through its Curacao offices and its Omaha, Nebraska headquarters. As of September 20, 1999, the sales and marketing team was comprised of six (6) sales and marketing professionals and technicians. The managers hired to date are

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experienced professionals with in-depth knowledge of Internet software and the gaming industries.

The Company is committed to maintaining a customer-driven organization and continues to aggressively recruit and train additional staff for the marketing department to assist the Company in achieving its sales goals.

Competitive Environment

The Company estimates that there are currently over 17 online gaming software developers and over 300 gaming Websites on the World Wide Web.

Competition in the gaming software development and licensing markets come from five primary segments:

1. Traditional Land-based Gaming
2. Internet Gaming
3. Electronic Gaming
4. Internet Service Providers
5. Other Entertainment / Media

The Company estimates the following list of companies represent the major competition in the licensing of Internet gaming software: Starnet
Communications, Microgaming, Atlantic International Entertainment, Ltd., Chartwell Technology, Inc., Cryptologic, Inc. and Boss Media AB.

1:4 Technology

Redundant High-Speed Network

IGW has constructed a transaction-oriented server hosting facility with the licensee in mind. Tightly integrated with the Internet connection, the server farm offers a dedicated, fully duplexed gateway into the global Internet. Taking advantage of newly implemented connectivity hardware and security software, the facility guarantees an unprecedented level of performance and availability. The system is composed of high speed Dell and Compaq servers and top of the line Cisco and Nokia networking equipment. The mission critical system components, such as the database and web servers, are fully fault tolerant, load-balanced, mirrored and redundant, which protects the licensees from failures due to malfunctioning equipment.

The highly scalable nature of IGW's system design makes provisioning for additional capacity seamless. The network monitoring and security staff tracks the system at all times to maintain constant awareness of the system's operating parameters. New equipment and bandwidth will be procured as necessary to compensate for increased activity or anticipated peak demands.

The high quality Internet connection at IGW's network facility in Curacao is provided by Antelecom and Teleglobe and contributes to responsive game play and uptime for the licensees. Each gaming transaction is stored on a database that is replicated for redundancy and backed up online to prevent data loss.

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In addition to IGW's digital network serving gaming content for its licensees, the Company uses a state of the art proprietary e-commerce solution that provides a high level of security and integrity for transmission of funds over the Internet. IGW uses Secure Sockets Layer (SSL) to encrypt and protect transmission of sensitive data like credit card information.

ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

2:1 Results of Operations

General

The Company generates no operating revenues and derives all of its revenues from its wholly owned subsidiaries, IGW and Prevail. The acquisition of Prevail added an additional source of revenue for the Company through its website advertising fees.

For the third quarter, 1999, Prevail generated revenues of over $61,000, which accounted for approximately 20% of the Company's revenues for that period. The Company anticipates that over the next three years, 2000, 2001 and 2002 revenues generated through Prevail are anticipated to increase to $1.3 million, $2.1 million and $2.6 million, respectively.

The Company's subsidiaries, IGW and Prevail currently generate revenues from three (3) primary sources: (i) licensing fees, (ii) monthly website hosting and maintenance fees, and (iii) royalties and advertising fees.

Historically, approximately 50% of all gaming revenue for "Sportsbook" operators, in the USA and abroad, are generated during American Professional and Collegiate football season. This statistic has proven to be steadfast during the short time that IGW began licensing its Internet Sportsbook software platform, as fourth quarter royalty revenue represented over 50% of all revenue generated in 1998. This seasonal royalty revenue is anticipated to continue for the Sportsbook software platform; however, with the recent development, licensing and introduction of the new Internet based casino software, revenues should balance out during the off season months as a result of the additional royalties gained through the licensing of the newly introduced Casino software. Seasonal royalty revenue for football season currently represents over 50% of all Company revenue, however, as new licensees and additional software platforms are added, the revenues will balance out during the other sport seasons.

Through research and development in the past four years, the Company identified the opportunity of offering proprietary software and related services to online gaming operators and successfully launched its first licensee in November 1997. The Company encourages its licensee's to target only customers in countries that regulate online gaming. Currently, there are several countries which support the online gaming industry through regulation and/or taxation, including; such nations as Sweden, Finland, Australia, Germany, Liechtenstein, the Netherlands Antilles, Dominica and Antigua.

Since the beginning of January 1999, through June 30, 1999, revenues from all components of the software licensing business, which include software licensing, Website services and software

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licensing royalties have undergone tremendous growth and generated revenues of
$1,248,968, representing 125% of the total revenues for the twelve months ended December 31, 1998.

The following tables set forth selected information from the statements of operations and balance sheets for the twelve months ended December 31, 1998, and for purposes of a mid year audit, selected information includes statements of operations and balance sheets for six months ending June 30, 1999.

Selected Statement of Operations Information

                                     For the Year Ended    For Six Months Ended
                                     December 31, 1998         June 30, 1999

Total Revenues                            $980,563              $1,248,968
Total Expenses                             635,380                 775,764
Income (Loss) From Operations              345,183                 473,204
Total Other Income (Expense)              (623,762)                (69,472)
Net Profit (Loss)                         (278,579)                403,732

Selected Balance Sheet Information

                                     For the Year Ended    For Six Months Ended
                                     December 31, 1998         June 30, 1999

Total Current Assets (Deficiency)       $1,088,155              $1,785,556
Total Current Liabilities                  228,767                 336,678
Total Property & Equipment                  62,923                 688,153
Total Liabilities                          282,235                 666,955
Total Other Assets                         280,424                 308,790
Total Assets                             1,431,502               2,782,499
Net Shareholders' Equity                 1,159,267               2,083,573

The Company's revenues increased 27% to $1,248,968 for the six months ended June 30, 1999 as compared to $980,563 for the twelve months ended December 31, 1998.

The growth is primarily due to additional revenues generated from software licensing, and Website services for licensees. The Company, through IGW, offers to its licensees Internet based Casino and Sportsbook software as well as telephone based (call centers) Sportsbook software. Revenue from software licensing, which is the significant income source, accounts for 100% of the total revenues for the six months ended June 30, 1999. At June 30, 1999, the Company had entered into agreements with 6 licensees and as of September 20, 1999, the Company supports 10 fully operational licensee Websites.

Within the next fiscal year, the Company will seek to contract with twelve (12) additional licensees. The Company's and IGW's success in contracting with these additional licensees, may have the potential of generating, through the combination of a fixed licensee fee, royalty fees and hosting fees, an additional $3 million in annual revenues for the Company.

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The Company expects to attract a minimum of four (4) of the proposed twelve (12)
licensees within the first and second quarters of the year 2000 and to sign the remaining eight (8) licensees in the second half of the year.

The Company anticipates an investment of an additional $1 million in hardware and software to accommodate the additional twelve (12) licensee contracts.

During the first nine months of 1999, the Company's net cash provided by operations was $68,446 compared to cash used by operations of $269,329 during the first nine months of 1998. The Company realized net proceeds of $177,500 from the sale of its common stock for the nine months ended September 30, 1999, in 1998, $65.779 was received in the comparable period. In the first nine months of 1999 the Company invested $307,886 in property and equipment compared to $10,088 for the comparable period in 1998.

The Company generated $246,323 in royalty fees for the period July 1, 1999 to September 30, 1999 (third quarter) compared to $121,473 for the comparable third quarter of 1998. During the third quarter of 1999, the Company produced $15,000 in site maintenance and hosting fees and $61,658 from website advertising. The Company produced no site maintenance and hosting revenues or website advertising in the third quarter 1998.

The Company recorded professional fees of $163,752 in the third quarter of 1999, compared to $15,633 in the third quarter 1998. The increase can be attributed to the use of outside professional consultants with system maintenance and enhancement.

Amortization expense for the third quarter 1999 was $37,509 compared to $31,695 in the comparable quarter of 1998. Depreciation expenses of $75,991 was recorded for the third quarter in 1999, compared to $8,396 for the third quarter of 1998. The increase is attributable to the increased investment in property and equipment.

During the third quarter of 1999 the Company recorded $180,030 as a provision for uncollectible accounts compared to no provision in the third quarter of 1998. This is a result of increased accounts receivable and the aging analysis of the Company's receivables.

As a result of the production of website advertising in the third quarter of 1999, the Company spent $58,256 in advertising and marketing expenses. In the comparable quarter of 1998 there were no expenditures for advertising and marketing.

In the third quarter of 1999, the Company incurred $190,034 in management consulting and salaries compared to $25,697 in the comparable quarter of 1998. The increase is due to the use of outsider consultants and increased staff used to expend the Company's computer capabilities, site maintenance and hosting activities and its website advertising activities.

Operating expenses were $635,380 for the twelve months ended December 31, 1998 and $775,764 for the six months ended June 30, 1999. As a percentage of revenues, operating

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expenses decreased from 65% to 62% as a result of substantial revenue growth and efficiencies gained as the Company handled a greater level of activity.

Income from operations for the twelve months ended December 31, 1998 was $345,183, excluding a one time extraordinary write off of impaired assets (Note #3) as compared to $473,204 for the six months ended June 30, 1999. The growth was primarily the result of an increase in revenues from software licensing.

The Company expects licensing revenues to continue to grow as more licensees commence operations and royalties from the licensee's Internet gaming operations increase.

Tax expense for the twelve months ended December 31, 1998 was $0, as compared to $16,169 for the six months ended June 30, 1999. The majority of the Company's income is generated from IGW in Curacao.

2:2 Liquidity and Capital Resources

At June 30, 1999, the Company had $232,571 in cash and cash equivalents, as compared to $122,422 at December 31, 1998. The increase in cash balance is mainly a result of the increased operating profits and financing activities.

Working capital at June 30, 1999 increased to $1,416,907 as compared to $869,388 at December 31, 1998. Accounts receivable at June 30, 1999 increased to $1,384,507 as compared to $962,249 at December 31, 1998. The majority of the receivables are from new licensees that were offered an installment payment plan on the initial licensing fees and from operating licensees, which have a 30-day term agreement for royalties.

Net cash generated from operating activities for the six months ended June 30, 1999 increased to $205,679 as compared to a net use of $383,494 for the twelve months ended December 31, 1998. The increase in cash from operations was primarily due to the write off of impaired assets of $670,844 at December 31, 1998 year-end and the increase in revenues.

Net cash used for investing activities for the six months ended June 30, 1999 was $764,310 as compared to $589,175 for the twelve months ended December 31, 1998. The increase was primarily due to increase in purchases of computer equipment. Net cash provided by financing activities for the six months ended June 30, 1999, was $668,780, as compared to $965,579 for the year ended December 31, 1998. The decrease was primarily due to the Company's decision not to issue any additional equity securities.

Revenues from the licensing of software programs is recognized when there is persuasive evidence of an arrangement, delivery of access to the software, the fee is fixed and determined and collectability is probable. The license arrangements are not multiple elements and license fees are recorded when the four conditions set forth above are achieved. Once the arrangement has been contractually agreed upon there are no customer cancellation privileges. Fees that the Company may be entitled to are referred to as royalties and are not recognized until such time as the licensee has actually earned revenues through the use of the software and in accordance with the licensing agreement has notified the Company of its sales. Once the Company has been

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notified that royalties are due from the licensing of its software and collectability is probable, royalty income is recognized. Revenues earned from efforts to assist a purchaser establish and maintain a base for operations are known as hosting revenues and are ecognized upon receipt of funds. Costs incidental to royalty income and hosting activities are recognized in the same period as the related revenues are recognized.

The Company has accounts receivable from license fees of $410,000 of which $290,000 is less than 30 days old and $120,000 that extends beyond 120 days. In addition the Company has royalties receivable of $974,507 of which $375,542 is less than 30 days old, $83,470 is 31-60 days old, $235,274 is 61 to 90 days old, $158,061 is 91 to 120 days old, and $122,160 is 121+ days old.

2:3 Impact of Inflation

The Company believes that inflation has not had a material effect on its past business.

2:4 Contingencies

The Company is not the subject of any lawsuit, except that which is indicated in Note #3 in the consolidated financial statements.

2:5 Year 2000 Risks

Currently, many computer systems, hardware and software products are coded to accept only two digit entries in the date code field and, consequently, cannot distinguish 21st century dates from 20th century dates. The interactions between various software and hardware platforms often rely upon the date coding system. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to function properly after the turn of the century. The Company, its licensees and suppliers are reliant on computers and related automated systems for daily business operations.

Failure to achieve at least a minimum level of Year 2000 systems compliance by both the company and its suppliers would have a material adverse effect on the Company.

The Company has completed the process of identifying computer systems that could be affected by the Year 2000 issue as it relates to the Company's internal hardware and software, as well as third parties that provide the Company with goods or services. Three categories or general areas have been identified for review and analysis:

1. Systems providing licenses services. These include hardware and software systems that are used to provide services to the Company's customers in the form of Internet connectivity, e-mail servers, authentication servers, gaming servers, database servers, etc. Hardware in the form of routers and switches are also included in this area.

2. Third party vendors providing critical services including circuits, hardware, long distance Internet connectivity and related products. These include telco providers, suppliers of routers, modems, switches, odd feeds, etc.

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3.  Critical internal systems that support the Company's administrative systems for billing and collecting, general accounting systems, computer networks, and communication systems.

The Company has completed its Year 2000 compliance review and asset inventorying. The critical systems are computer hardware, business critical off-the-shelf software, and telecommunications. The Company's critical hardware is no more than one-year-old and Y2K compliance information from the manufacturers has been obtained and documented. The existing critical hardware is 100% compliant. Critical development, operating systems and application off-the-shelf software is approximately 90% from Microsoft and statements of compliance have been attained by those who are compliant. The Company also has statements of compliance from Setel N.V. and Antelecom N.V., their telecommunications providers - both warrant 100% compliance. The Company will continue to monitor critical vendors for any changes in their compliance statements. All newly acquired hardware systems, operating systems, and software are required to be vendor certified for Year 2000 compliance.

The Company has implemented redundancy into the critical internal systems as a contingency plan for potential Year 2000 failures, as well as other types of unforeseen disasters. All active critical hardware and software have duplicate backup hardware and software for equipment or software failure. All critical equipment is protected by virtue of Uninterruptible Power Supplies and an electrical generator is available in the event of total electrical power failure.

Additionally, the Company has tested the existing systems for Year 2000 compliance. It has been determined that the existing billing and billing presentment systems are Year 2000 compliant.

Based on growth, the Company plans to implement new hardware platforms and software systems that should be Year 2000 compliant and therefore costs specifically allocated to Year 2000 compliance may not be significant, and have not been significant to date.

The nature of the Company's business makes it dependent on computer hardware, software, and operating systems that are susceptible to Year 2000 issues. Failure to attain at least minimum levels of Year 2000 compliance would have a material adverse effect on the Company's ability to deliver services.

The Company believes that its banking relationships, and transfer agent are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

2:6  Year End 2000 Projections

The Company anticipates that a substantial portion of its revenues for year end December 31, 2000 will be generated through Royalty Fees, License Fees, Site Maintenance and Hosting Fees, Website Advertising and Sponsorships for total revenues of $10,365,000. In addition, the Company expects operating expenses to total $5,425,910, thus generating operating income of $4,939,090. Net income after the addition of other income and the deduction of other expenses will total $4,941,302 or $.44 per share. (See "Item 15. Financial Statement and Exhibits; Exhibit A".)

ITEM 3.   DESCRIPTION OF PROPERTY

The Company's principal offices are located at 6235 S. 90th Street, Omaha, Nebraska 68127. The Company currently leases 2,000 sq. ft. from 90th Street. The lease is for a period through February 28, 2004 at a rate of $1,300 per month and adjusts upward to $1,500 in the year 2004.

ITEM 4.   SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

4:1 Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person known by the Company to own beneficially 5% or more of the Common Stock, (ii) each director and officer of the Company and (iii) all directors and officers as a group:

Name of
Beneficial Owner                     Shares owned Beneficially(1)      % Owned

Bryan Abboud(2)(4)                              2,786,700                 29%
Steven Abboud(4)                                  411,429                  4%
Joann Abboud(4)                                   569,760                  6%
Masadi Financial(5)                               582,900                  6%
Shining Star(3)                                 1,622,358                 17%
Thomas Hawkins                                      3,000              .0003%
Officers, Directors and 5%
shareholders as a group (5 in number)           5,976,147                 62%

Note (1) The number of shares of Common Stock owned are those "beneficially owned" as determined under the rules of the Securities and Exchange Commission, including any shares of Common Stock as to which a person has sole or shared voting or investment power and any shares of Common Stock which the person has the right to acquire within 60 days through the exercise of any option, warrant or right.
Note (2) No officer, director or security holder listed above owns any warrants, options or rights, with the exception of Mr. Bryan Abboud, who has options to purchase an additional 78,939 shares of the Company's common stock. (See "Certain Relationships and Related Transactions.")
Note (3) Mr. Steven Abboud is a principal beneficial owner of 88% of the voting stock of Shining Star and Mr. Bryan Abboud is a principal beneficial owner of 12% of the voting stock of Shining Star.
Note (4) Bryan Abboud and Steven Abboud are brothers and Joann Abboud is the mother of Bryan and Steven Abboud.
Note (5) Mr. Gene Abboud is the principal and beneficial owner of 50% of the voting stock of Masadi Financial and is a second cousin of Bryan and Steven Abboud. Ms. Christina Stangar, is the beneficial owner of 3,000 shares of the Company's common stock, and is the beneficial owner of the remaining 50% of Masadi Financial.

ITEM 5.   DIRECTORS AND EXECUTIVE OFFICERS

5:1 Officers and Directors

Name                   Age               Position
David S. Wintroub      32            President/CEO
Bryan Abboud(1)        29            Director, Chairman/Treasurer
Steve Abboud(1)        35            Director, Financial Consultant
Thomas Hawkins         48            Secretary

(1)  These persons may be deemed "promoters" of the Company as that term is
defined under the   Securities Act of 1933, as amended, and the rules and
regulations promulgated thereunder.

All Directors of the Company will hold office until the next annual meeting of shareholders of the Company or until successors are duly elected and qualified.

The Officers of the Company are elected by the Board of Directors at the first meeting after each annual meeting of the Company's shareholders, and hold office until their death, or until they shall resign or have been removed.

David S. Wintroub. Mr. Wintroub was appointed the CEO/President of the Company on January 18, 2000. Mr. Wintroub from 1995 to the present has worked with the firm of, Wintroub, Rinden, Sens & McCreary, with offices in Omaha, Chicago, Minneapolis, Des Moines and Austin, Texas, as an attorney and specialized in Corporate and Internet Law. Mr. Wintroub has had significant experience with many start-up internet companies, including on-line gaming, on-line lottery, on-line sports handicapping, on-line news, on-line broadcasting and many on-line retail sites selling items ranging from women's shoes to wine. Mr. Wintroub's experience in on-line gaming included the initial legal research into the legality of on-line gaming for several on-line gaming clients all of whom have active and prosperous sites. Mr. Wintroub has also had significant experience working on capitalization projects for his on-line clients. Additionally, Mr. Wintroub has been heavily involved in lottery projects and on-line lottery start-ups on the continent of Africa for one of his corporate clients. Mr. Wintroub also has experience representing land-based and online gaming clients like Harvey's Resorts and Casino, Inc. Mr. Wintroub earned his undergraduate degree in English from the University of Nebraska at Lincoln in 1990 and his Juris Doctor from Creighton University in 1995.

Bryan Abboud: Mr. Bryan Abboud is a co-founder of Global Entertainment Holdings/Equities, Inc., and from September, of 1998, to the present, Mr. Abboud has been a Director and Chairman of the Board of Directors of the Company. Mr. Abboud in 1995 to the present, co-founded Interactive Gaming & Wagering, N.V.
(IGW), which is now a wholly owned subsidiary of Global Entertainment Holdings/ Equities, Inc. Mr. Abboud assembled personnel, arranged financing, and directed IGW into the Internet Gaming Software Industry. From 1993 to 1995, Mr. Abboud worked with Multi-Vision Electronics as a Vice President of Marketing. Mr. Abboud increased company sales 200%, represented his company at trade shows, created strategies and managed all persons in sales, public relations and graphic design. From 1990 to 1993, Mr. Abboud co-founded Vista International, and worked as a Vice President of Marketing where he was responsible for all U.S. sales, advertising and promotions. Mr. Abboud successfully created and implemented marketing and public relation strategies for Vista International focusing on both the consumer and the industry. In 1995, Mr. Abboud earned a Masters in International Management at the American Graduate School of International Management (Thunderbird). In May of 1993, Mr. Abboud received a Bachelor of Science Degree in Commerce accelerating in Marketing, at Santa Clara University and attended Sup de Co in Rouen, France.

Steven Abboud: Mr. Steven Abboud, is a co-founder of Global Entertainment Holdings/Equities, Inc., and from June, of 1998, the time of the Company's inception, to January of 2000, Mr. Abboud had been a Director and President of the Company. In January of 2000, Mr. Abboud resigned as President of the Company, however, he maintains his role as a Director. His expertise in investment banking, has brought the Company from a position of insolvency in June of 1998 to a current equity value of approximately $2.0 million and a market capitalization of $30 million. Mr. Abboud has been instrumental in providing equity and debt financing, audit coordination and cost accounting to Interactive Gaming & Wagering (IGW), a wholly owned subsidiary of the Company. In 1989, Mr. Abboud founded Shining Star Investments, Inc. and to the present time, Mr. Abboud holds the positions of President and Director. Mr. Abboud was responsible for numerous venture capital fund raising activities, mergers and acquisitions, and various other investment banking services. Mr. Abboud from 1990 to 1994 was the co-founder and managed Vista International, a consumer electronics import/export mail order distribution center. Mr. Abboud serves as a financial consultant to Masadi Financial Services, Inc., Camelot Investments, Inc., and Shining Star Investments, Inc. Mr. Abboud received his Bachelor of Science in Finance from Arizona State University in May, of 1993.

Thomas Hawkins. Mr. Thomas Hawkins has been the Corporation Secretary since June of 1999. From 1994 to the present, Mr. Hawkins has been self-employed as a small business financial consultant for both private and public companies. In such capacity, Mr. Hawkins organizes and works with client companies in preparing and conducting Annual and/or Special Shareholders Meetings, acts as Inspector of Election and Balloting and assists in the preparation of the minutes of the meetings. In 1996, Mr. Hawkins co-founded the Americana Corporate Finance Reporter, and until 1998, held the position of Acting Publisher. The Americana Corporate Finance Reporter is a national magazine focusing on corporate finance strategies for small to medium sized companies. From 1990 to 1994, Mr. Hawkins co-founded La Coupole Cafe, a French restaurant in Denver, Colorado and worked as the Operations Manager. From 1977 to 1990, Mr. Hawkins worked in Investment Banking, and Financial Business Consulting and has participated in raising debt and equity venture capital for start-up to small business concerns through private placements and public offerings. Mr. Hawkins graduated from the University of Arizona with a BS Degree, in Business and Public Administration. He was a member of Tip O'Neil's National Democratic Speakers Club and has co-sponsored events surrounding the National Democratic Black Caucuses in Washington, D.C. Mr. Hawkins has also coordinated and conducted Investment Seminars.

Each outside Director receives no compensation for attending meetings of the Board of Directors and all Directors are reimbursed for out-of-pocket expenses incurred in connection with the Company's business.

ITEM 6.   EXECUTIVE COMPENSATION


Name and Principal                                  Other          Total
   Position            Year      Annual Salary   Compensation   Compensation
Steven Abboud
President/CEO          1999          $48,000             $0       $48,000
Bryan Abboud
Chairman/Treasurer     1999               $0             $0            $0
Thomas Hawkins
Corporate Secretary    1999           $1,200        $10,000       $11,200
                                                (Common Stock)

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Mr. Steven Abboud, President, CEO and Director of the Company, and Mr. Bryan Abboud, Chairman of the Board and Treasurer of Global Entertainment Holdings/ Equities, Inc. and President of Interactive Gaming & Wagering, NV, are brothers and are the principal beneficial owners of 88% and 12%, respectively, of the voting stock of Shining Star, a shareholder of the Company.

Mr. Gene Abboud, a shareholder of the Company is a second cousin to Mr. Steven Abboud and Mr. Bryan Abboud, and is the principal and beneficial owner of 50% of the voting stock of Masadi Financial, a shareholder of the Company.

Ms. Christina Stangar, a shareholder of the Company, is the beneficial owner of 50% of the voting stock of Masadi Financial, a shareholder of the Company.

On December 31. 1998, Mr. Steven Abboud, the President of the Company, loaned to IGW $20,000 at an accrued interest of eight percent (8%) per annum, which is due on demand.

On August 1, 1998, Mr. Bryan Abboud, the President of Interactive Gaming & Wagering, N.V. and Chairman of the Company, loaned to IGW $20,000 at an accrued interest of eight percent (8%) per annum, which is due on demand.

Ms. Joann Abboud, a shareholder of the Company, is the mother to Mr. Steven Abboud and Mr. Bryan Abboud, and is the beneficial owner of 100% of the voting stock of Camelot Investments Inc., a shareholder of the Company. In addition, on July 1, 1997, Ms. Abboud by virtue of a Loan Agreement, loaned to Interactive Gaming & Wagering, NV, a wholly owned subsidiary of the Company, $75,000 at eight percent (8%) interest per annum and is due on demand. On June 21, 1999, Ms. Abboud, by virtue of a Promissory Note, loaned the Company $225,000 with an interest rate of ten percent (10%) per annum. A payment consisting of principle and interest is due the first of each month and the final payment due on August 1, 2000. In addition, as further inducement to make the loan, Ms. Abboud received 6,000 (post-split) unregistered shares of the Company's restricted $.001 par value common stock.

On July 21, 1998, Mr. James Zilligen, by virtue of a Subscription Lending Agreement with a Stock Option "Kicker", loaned the Company $100,000. In the 13th through the 23rd month of the loan, the Company is to make principle and interest payments with a balloon due in July of 2000 As further inducement to make the loan, Mr. Zilligen received an option to purchase 45,000 (post-split) unregistered shares of the Company's restricted $.001 par value common stock at a strike price of $1.25 per share.
On October 20, 1998, the market price for the Company's common stock was approximately $8.00 per share and Mr. Zilligen exercised his option by paying to the Company, $18,750.

The above transactions with related parties were made on no less favorable terms as would have been from independent third parties. The Company pursued third party funding, however, as a start-up company, it was unsuccessful in obtaining the necessary funding. Consequently, the Company pursued other opportunities for additional funding, but was unsuccessful in its efforts. As a start-up operation, funding outside of the related party transactions listed were non-existent.

ITEM 8.   LEGAL PROCEEDINGS

Pursuant to an Agreement of Purchase between Masadi Resources, Inc., and Beverage Source Worldwide) Inc., dated November 26, 1997, the Company issued 1,375,000 (pursuant to a three (3) for one (1) stock split) shares of its $.001 par value common stock in exchange for 1,500 shares of Beverage Sources Worldwide, Inc. At December 31, 1997, the Company had advanced to its subsidiary, Beverage Source Worldwide, Inc., $200,000 and in the early months of 1998 the Company advanced an additional $457,844 to Beverage Source Worldwide, Inc. Minutes of an Emergency Meeting of the Board of Directors of the Company dated April 2, 1998, noted that Beverage Source Worldwide, Inc. was without funds and was currently facing bankruptcy if the Company did not advance substantial working capital funds. By mutual consent, the parties to the Purchase and Sale Agreement, dated November 26, 1997, agreed to a rescission.
On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the closing of the Agreement of Purchase, officers and directors of Beverage Source Worldwide, Inc., had breached their respective duties, obligations and agreements with the Company, secreting and/or attempting to secret the Companies assets, moving, transferring, assigning conveying encumbrances, sequestering, using, disposing of, or shifting, any and all of the assets and property of the Company, wrongfully withdrawing monies from the Corporate bank accounts, misappropriating company funds, co-mingling the operating expenses and costs of International Beverage Corporation or its wholly owned subsidiary Beverage Source Worldwide, Inc., with independent business of the officers and directors named in the suit. Further, that the named defendant officers and directors engaged in an extensive pattern of discussion with various entities for the specific purpose of merging one or all of the said entities, without disclosing to such entities and their representatives that Beverage Source Worldwide, Inc., was a wholly owned subsidiary of International Beverage Corporation. In addition to the above general categories of the complaint, there are numerous specific allegations of Malfeasance and Breach of Fiduciary Duty. The complaint specifically intends that service of the summons and complaint serve as notice of rescission of the Agreement of Purchase and Sale, dated November 26, 1997. The Company filed suit against Beverage Source Worldwide, Inc. and the trial took place on November 8, 1999.

By Minute Order dated December 1, 1999, the Superior Court of California, County of San Diego denied the Plaintiffs' (Company's) Request for Statement of Decision due to the fact that the request was not made timely. The Court's oral tentative decision that was announced on November 9, 1999, thus the Court's tentative decision becomes its statement of the Decision.

On December 23, 1999, the Court by Minute Order, considered the Plaintiff's objections to the Judgement submitted by Defendant Mark A. Darnell. However, the Plaintiff's objections were overruled. The Superior Court of California, County of San Diego Central Division on December 23, 1999, Ordered, Adjudged and Decreed that:

    1. Plaintiffs INTERNATIONAL BEVERAGE CORPORATION, (now known as Global Entertainment Holdings, Inc.), and BEVERAGE SOURCE WORLDWIDE shall take nothing by way of their Complaint for (1) Rescission; (2) Breach of Fiduciary Duty; (3) Conspiracy; (4) Accounting; (5) Injunctive Relief; and
    (6) Declaratory Relief;

    2. Plaintiffs INTERNATIONAL BEVERAGE CORPORATION, (now known as Global Entertainment Holdings, Inc.), and BEVERAGE SOURCE WORLDWIDE Complaint for Rescission of the parties Stock Purchase Agreement is denied; defendant, MARK A. DARNELL retains all previously held stock interest in INTERNATIONAL BEVERAGE CORPORATION, (now known as Global Entertainment Holdings, Inc.).

The decision by the Court was based on rescission by Fraud; however, the parties by mutual consent, agreed to the rescission of the Agreement of Purchase & Sale. The Company held a Special Shareholders Meeting and ratified a mutual agreement of rescission on August 19, 1999. Subsequently, the 1500 shares held by International Beverage Corporation was returned to the former shareholders of Beverage Source Worldwide, Inc. and all stock issued in accordance with the Purchase and Sale Agreement by International Beverage Corporation was cancelled.

The Company (Plaintiff) will challenge the Courts Statement of Decision and Judgement on the basis of Fact and Law.

On January 5, 2000, the Company (Plaintiff) filed its Notice of Intent to move for a new trial on the following grounds:

    1. Irregularity in the proceedings of the court, jury or adverse party, or any order of the court or abuse of discretion by which either party was prevented from having a fair trial. [Code, Civ. Proc. Subsection 659(1)];

    2.  Improper orders by the court.  [Code, Civ Proc. subsection 659(1)];

    3.  Abuses of discretion by the court.  [Code, Civ Proc. Subsection 659(1)];

    4. Accident or surprise, which ordinary prudence could not have guarded against. [Code, Civ Proc. subsection 659(3)];

    5. Newly discovered evidence, material for the party making the application, which he could not, with reasonable diligence, have discovered and produced at the trial. [Code, Civ Proc. Subsection 659(4)];

    6.  The award of damages was inadequate.  [Code, Civ Proc. Subsection
    659(5)];

    7. The evidence was insufficient to justify the court's, and the decision is against law. [Code, Civ Proc. subsection 659(6)]; and

    8. Error(s) in law, occurring at the trial and excepted to by the party making the application. [Code, Civ Proc. subsection 659(7)];

In the event the Judgement is not modified or vacated, the Company (Plaintiff) will file a Motion for a new trial or appeal the Court's decision.

Because of the rescission action taken with the filing of the complaint on May 5, 1998, the Company has not presented consolidated financial statements with
Beverage Source Worldwide, Inc.   Further, the Company has made the assessment
that the rescission of the Agreement will be upheld by the Courts without adverse effect to the Company and has made provisions for impaired assets and collectability losses at approximately 90% of the face value of the amounts owed by Beverage Source Worldwide, Inc. This information is noted in the year-end December 31, 1998 audited financials statements.

Counsel, Mr. Wolfgang F. Hahn, Esq., of Wolfgang F. Hahn & Associates located in La Jolla, California has indicated that rescission is substantially more likely than not to occur and will not present any adverse effect to the Company.

In March 2000, the Company reached an agreement with the former Officer of Beverage Source Worldwide, Inc., whereby for $75,000 he has withdrawn his objection to the rescission of the agreement dated May 26, 1997.

The Company is not a party to any other litigation and none is contemplated nor has any been threatened.

ITEM 9.   MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock currently trades on the NASD Over The Counter Bulletin Board under the symbol "GAMM". The Company's high and low trading price and volume for the past five (5) quarters are listed in the following table:

Quarterly GAMM Stock Trading Summary

Quarter               High        Low       Close        Volume

3rd Quarter 1998     $6.50       $5.0625     $5.375       10,400
4th Quarter 1998     $13.125     $5.375      $8.125       83,800
1st Quarter 1999     $17.875     $6.25       $14.125      136,500
2nd Quarter 1999     $17.625     $10.125     $12.50       85,400
3rd Quarter 1999     $7.00*      $1.87*        NA           NA

* 3:1 forward stock split ex date August 23, 1999.

As of the date of this Registration Statement, the Company has outstanding options to purchase 225,000 shares of its $.001 par value common stock, at strike prices ranging from $0.33 to $4.00.

As of June 30, 1999, there were 8,937,651 shares of Common Stock considered to be restricted, pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act").

Holders of Record:

As of June 30, 1999, there were eighty-four (84) holders of record of the Company's Common Stock, and the number of beneficial holders was approximately four (4).

ITEM 10.   RECENT SALES OF UNREGISTERED SECURITIES

As of June 30, 1999, the Company had 9,621,441 shares of its $.001 par value common stock issued and outstanding of which 8,918,151 shares were issued in transactions exempt by reason of Section 4(2) of the Securities Act of 1933, as amended, and 703,290 shares were issued in transactions exempt by reason of Rule 504 of Regulation D promulgated pursuant to Section 3(b) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company authorized the issuance to Mr. Michael A. Abboud 21,428.57 shares of Common Stock for consideration of $50.00 in cash and on July 16, 1997, the Company issued to Mr. Michael Abboud, an additional 42,857.14 shares of common stock at par value, representing a total value of $100.00, as an inducement to make a $20,000 loan to the Company. The combined 64,285.71 shares of common stock were issued in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company authorized the issuance to Mr. Steven M. Abboud, 64,285.71 shares of Common Stock for a cash consideration of $150.00. The 64,285.71 shares of common stock were issued in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company authorized the issuance to Mr. Gene J. Abboud, 64,285.71 shares of Common Stock for a cash consideration of $150.00. The 64,285.71 shares of common stock were issued in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company authorized the issuance to Ms. Brenda J. Abboud, 21,428.57 shares of Common Stock for a cash consideration of $50.00. The 21,428.57 shares of common stock were issued in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company authorized the issuance to Mr. Michael S. Luther, 21,428.57 shares of Common Stock for a cash consideration of $50.00. The 21,428.57 shares of common stock were issued in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended.

On July 15, 1997, the Company authorized the issuance to Mr. Christopher P. Murray, 21,428.57 shares of Common Stock for a cash consideration of $50.00. The 21,428.57 shares of common stock were issued in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended. As of January 18, 1999, these shares of common stock were cancelled and the certificates returned to the Company.

Pursuant to a Private Placement Memorandum dated July 28, 1997, the Company, between July 30, 1997 and August 28, 1997, as Masadi Resources, Inc., sold to twenty-one (21) individuals an aggregate of 621,428.55 shares of its $.001 par value common stock at $.23 each by virtue of Rule 504 of Regulation D and pursuant to Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $145,000 in cash.

On December 1, 1997, the Company authorized the issuance of 589,285.1 shares of the Company's $.001 par value Common Stock to Mark Darnell in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended, in exchange for 1,500 shares (100%) of the issued and outstanding shares in BSW as it related to the Agreement of Purchase and Sale between the Company and Beverage Source Worldwide. On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the date of the closing of the Agreement of Purchase, officers and directors of Beverage Source Worldwide, Inc., had breached their respective duties, obligations and agreements with the Company, the Company's Board of Directors and its shareholders, therefore, rescinded the 589,285.71 shares of stock issued to BSW shareholders including Mark Darnell. The recission was agreed by mutual consent by both parties.

Pursuant to a Private Placement Memorandum dated December 10, 1997, the Company, between December 19, 1997 and March 16, 1998, as Masadi Resources, Inc., sold to twenty (20) individuals an aggregate of 68,357.14 shares of its $.001 par value common stock at $9.33 each by virtue of Rule 504 of Regulation D and pursuant to
Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $638,000 in cash.

On June 30, 1998, the Company pursuant to an Agreement of Purchase and Sale, issued to Interactive Gaming & Wagering, NV, 5,134,500 shares of the Company's $.001 par value common stock, in an exempt transaction by virtue of Section 4(2) of the Securities Act of 1933, as amended, in exchange for 30,000 shares of Interactive Gaming & Wagering, NV.

From February 26, 1999 to March 19, 1999, the Company caused to have exercised the warrants issued in the Private Placement Offering dated, December 10, 1997. The Company as a result, issued 13,497, shares of its $.001 par value common stock at $4.66 per share by virtue of Rule 504 of Regulation D and pursuant to
Section 3(b) of the Securities Act of 1933, as amended, for a total consideration of $62,986.

ITEM 11.   DESCRIPTION OF SECURITIES

11:1 Common Stock

The authorized capital stock of the Company consists of 100,000,000 shares of $.001 par value Common Stock. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of the Company could, if they chose to do so, elect all the Directors.

Upon liquidation, dissolution or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of the Company, out of funds legally available thereof. The Company has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

As of the date hereof, the Company had outstanding 9,684,437 shares of common stock.

11:2 Preferred Stock

The Company is authorized to issue 25,000,000 shares of Preferred Stock, no par value, of which there have been no shares issued or outstanding as of the date hereof.

In general, any of the Company's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of the Company may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the
authority to issue these shares without shareholder approval.   The issuance of
Preferred Stock may have the effect of delaying or preventing change in control of the Company without any further action by shareholders.

11:3 Dividends

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Under Colorado law, a company is prohibited from paying dividends if the company, as a result of paying such dividends, would not be able to pay its debts as they come due, or if the company's total liabilities and preferences to preferred
shareholders exceed total assets.   Any payment of cash dividends of the Common
Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

ITEM 12.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines, and amounts paid in settlement actually and reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction or upon a pleas of nolo contenders or its equivalent shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interests of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

To the extent that a director, officer, employee, fiduciary or agent of a corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in (a) or (b) of this Article VII or in defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

Any indemnification under (a) or (b) of this Article VII (unless ordered by a court) and as distinguished from (c) of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has meet the applicable standard of conduct set forth in (a) or (b) above. Such determination shall be made by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs.

Expenses (including attorney's fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in Section
(d) of this Article, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

The board of directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

ITEM 13.   FINANCIAL STATEMENTS

                            Schvaneveldt & Company
                          Certified Public Accountant
                       275 East South Temple, Suite #300
                          Salt Lake City, Utah, 8411
                                (801) 521-2392


                         Independent Auditors Report

Board of Directors
Global Entertainment Holdings/Equities, Inc.

I have audited the accompanying consolidated balance sheets of Global Entertainment Holdings/Equities, Inc., as of June 30, 1999, December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity, and cash flows for the period ended June 30, 1999 and the years then ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statements presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the aforementioned consolidated financial statements present fairly, in all material respects, the financial position of Global Entertainment Holdings/Equities, Inc., as of June 30, 1999, December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for the period ended June 30, 1999 and the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

Salt Lake City, Utah
September 16, 1999

                 Global Entertainment Holdings/Equities, Inc.
                         Consolidated Balance Sheets
                  June 30, 1999, December 31, 1998 and 1997
                                                     June             December         December
                                                   30, 1999           31, 1998         31, 1997
         Assets
Current Assets
     Cash & Cash Equivalents (Note #2)             $   232,571        $  122,422       $ 129,476
     License Fees Receivable (Note #4)               1,384,507           962,249             -0-
     Prepaid Expenses                                  123,138             3,484             -0-
     Loan Receivable - Related Party (Note #7)             -0-               -0-         125,000
     Interest Receivable                                   840               -0-             -0-
     Employee Accounts Receivable                       44,500               -0-             -0-

         Total Current Assets                        1,785,556         1,088,155         254,476

Property & Equipment (Note #6)
    Automobile - Net                                    41,128               -0-             -0-
    Package Software - Net                               7,296             4,859             -0-
    Office Improvements - Net                           24,090             1,970             -0-
    Computer Equipment - Net                           549,309            40,664             -0-
    Furniture & Fixtures - Net                          66,330            15,430             -0-

         Total Property & Equipment                    688,153            62,923             -0-

Other Assets
    Cash in Escrow - Restricted (Note #12)               6,348               -0-             -0-
    Website Development and Design- Net                 79,141               -0-             -0-
    Security Deposit                                    18,893            13,626             -0-
    Software Design & Development - Net (Note #4)      154,408           216,798             -0-
    Receivable BSW - Net (Note #3)                      50,000            50,000         200,000
    Investment - BSW (Note #3)                             -0-               -0-           1,375

         Total Other Assets                            308,790           280,424         201,375

         Total Assets                              $ 2,782,499       $ 1,431,502       $ 455,851

                                      F-1
  The accompanying notes are an integral part of these financial statements

                 Global Entertainment Holdings/Equities, Inc.
                   Consolidated Balance Sheets -Continued-
                  June 30, 1999, December 31, 1998 and 1997
                                                     June             December         December
                                                   30, 1999           31, 1998         31, 1997
     Liabilities & Stockholders' Equity
Current Liabilities
    Accounts Payable                               $   101,425       $    23,844       $      -0-
    Accrued Expenses                                     6,328                -0-             -0-
    Accrual Interest                                     9,805            12,565              -0-
    Accrued Wages                                       13,350            17,800              -0-
    Current Portion - Capital Leases (Note #7)          20,500             9,558              -0-
    Current Portion - Notes Payable (Note#7)           165,000           165,000         250,000
    Note Payable - Line of Credit                        4,101                -0-             -0-
    Income Taxes Payable                                16,169                -0-             -0-

         Total Current Liabilities                     336,678           228,767         250,000

Long Term Liabilities
    Capital Lease Payable (Note #7)                     55,277             3,468              -0-
    Notes Payable (Note #7)                            440,000           215,000              -0-
    Less Current Portion (Note #7)                   ( 165,000)        ( 165,000)             -0-

         Net Long Term Liabilities                     330,277            53,468              -0-

         Total Liabilities                             666,955           282,235         250,000

Stockholders' Equity
    Preferred Stock, 25,000,000 Shares Authorized,
       at $.001 Par Value, None Issued
    Common Stock 100,000,000 Shares Authorized,
       Par Value of $.001; 9,621,441; 9,455,682
       & 891,963 Shares Issued & Outstanding
       Respectively Retroactively Restated               9,624             9,456             891
    Paid In Capital                                  2,009,963         1,450,313         236,883
    Retained Earnings (Deficit)                         95,957       (   310,502)     (   31,923)

         Net Stockholders' Equity                    2,115,544         1,149,267         205,851

         Total Liabilities &
         Stockholders' Equity                      $ 2,782,499       $ 1,431,502      $  455,851

                                      F-2
   The accompanying notes are an integral part of these financial statements


                 Global Entertainment Holdings/Equities, Inc.
                    Consolidated Statement of Operations
              For the Period January 1, 1999 to June 30, 1999 and
                   the Years Ended December 31, 1998 and 1997

                                                     June             December         December
                                                   30, 1999           31, 1998         31, 1997
Revenues
    License Fees                                 $     445,000       $   150,000     $        -0-
    Royalty Fees                                       782,498           812,018              -0-
    Hosting Income                                          -0-              600              -0-
    Miscellaneous Income                                21,470            17,945              -0-

         Total Revenues                              1,248,968           980,563              -0-

Expenses
    Amortization                                        63,390           110,592              -0-
    Depreciation                                        72,585            35,299              -0-
    Rents                                               83,567            78,855           1,041
    Professional Fees                                   80,739            61,864          30,042
    Travel                                              37,436            47,551              -0-
    Administrative Expenses                            202,461           153,103           1,865
    Management Consulting                              272,580           148,116              -0-
    Write Off Impaired Asset (Note #3)                      -0-          607,844              -0-

         Total Expenses                                812,758       $ 1,243,224          32,948
    Income (Loss) from Operations                      436,210        (  262,661)     (   32,948)

Other Income (Expenses)
    Interest (Expense)                             (    15,156)       (   21,220)     (      500)
    Interest Income                                      1,574               782           1,525
    Forgiveness of Debt                                     -0-            4,520              -0-

         Total Other Income (Expenses)              (   13,582)       (   15,198)          1,025
         Income (Loss) Before Taxes                    422,628        (  278,579      (   31,923)
         Provisions for Income Tax                  (   16,169)               -0-             -0-
         Net Income (Loss)                        $    406,459       ($  278,579)     ($  31,923)

         Basic Earnings (Loss) Per Share                   .05       ($      .03)    ($      .04)

         Diluted Earnings Per Share               $        .04             N/A              N/A

Weighted Average Shares Outstanding
    Retroactively Restated                           9,531,057         7,855,533         799,998

Weighted Average Shares & Options Outstanding       10,133,062                -0-             -0-


                                      F-3
   The accompanying notes are an integral part of these financial statements

                 Global Entertainment Holdings/Equities, Inc.
                      Statement of Stockholders' Equity
                For the Period July 10, 1997 to June 30, 1999
                                                            Common Stock                    Paid In Retained
                                               Shares          Amount          Capital          Earnings

Balance, July 10, 1997                            -0-       $     -0-     $       -0-      $       -0-

09/11/97
Shares Issued to Incorporators for Cash
at $.002 Per Share Retroactively Restated    257,142             257             343

09/11/97
Shares Issued for Cash at $0.23 Per
Share Retroactively Restated                 621,429             621         134,379

12/31/97
Shares Issued for Cash at $9.33 Per
Share Retroactively Restated                  13,392              13         124,987

Cost of Shares Sold                                                        (  22,826)

Net Loss for the Year Ended
December 31, 1997                                                                          (   31,923)

Balance, December 31, 1997                   891,963             891         236,883       (   31,923)

02/27/98
Shares Issued for Cash at $9.33 Per
Shares Retroactively Restated                 40,821              41         380,959

02/27/98
Shares Issued to Directors at
$0.001 Per Share                               5,694               6

02/27/98
Shares Issued Pursuant to
Agreement of Purchase & Sale
of Beverage Worldwide, Inc.                  589,287             589

03/11/98
Shares Issued to Directors at
$0.001 Per Share                               4,287               4

03/26/98
Shares Issued for Cash at $9.33
Per Share Retroactively Restated              14,142              14         131,986


                                      F-4
  The accompanying notes are an integral part of these financial statements

                 Global Entertainment Holdings/Equities, Inc.
                Statement of Stockholders' Equity -Continued-
                For the Period July 10, 1997 to June 30, 1999

                                                            Common Stock                       Paid In Retained
                                               Shares          Amount          Capital              Earnings

04/06/98
Shares Issued to Incorporators of
Global Entertainment Holdings, Inc.
(Private Corporation) $0.0003 Per Share         1,423,500      1,423         (     949)

04/06/98
Shares Issued for Directors Fees at
$0.0003 Per Share Retroactively Restated          105,674        106         (      77)

06/25/98
Shares Issued for Cash at $0.22 Per
Share Retroactively Restated                      720,000        720           159,280

06/30/98
Shares Issued to Acquire Interactive
Gaming & Wagering, Inc., NV, by
Global Entertainment Holdings/Equities, Inc.,
(Private Corporation) at $0.029 Per Share       5,134,500      5,135           143,752

08/13/98
Shares Canceled for Recission of
Beverage Source Worldwide, Inc.               (   589,287)    (  589)

08/27/98
Shares Issued for Programming Services
at $0.25 Per Share Retroactively Restated         888,696        889          221,475

08/27/98
Shares Issued for Cash at $0.61 Per Share
Retroactively Restated                            107,670        108           65,695

08/28/98
Shares Issued for Legal Services at $0.33
Per Share Subsequent to Reverse Merger
Takeover Retroactively Restated                     8,160          8            2,715

11/03/98
Shares Issued for Cash at $0.42 Per
Share Retroactively Restated                       45,000         45           18,705


                                      F-5
  The accompanying notes are an integral part of these financial statements


                 Global Entertainment Holdings/Equities, Inc.
                 Statement of Stockholders' Equity -Continued-
                 For the Period July 10, 1997 to June 30, 1999

                                                             Common Stock                      Paid In Retained
                                               Shares          Amount         Capital               Earnings

12/14/98
Shares Issued for Services at $0.33
Per Share Retroactively Restated                   15,000         15             4,940

12/30/98
Shares Issued for Cash at $1.67 Per
Share Retroactively Restated                       51,000         51            84,949

Rounding Adjustment                            (      425)

Net Loss for the Year Ended
December 31, 1998                                                                                (  278,579)

Balance, December 31, 1998                      9,455,682      9,456         1,450,313           (  310,502)

01/18/99
Shares Returned & Canceled                     (   22,839)    (   22)               22

03/05/99
Shares Issued for Consulting Fees
at $3.00 Per Share                                  9,000          9            26,991

04/19/99
Shares Issued for Cash at $2.25
Per Share                                          30,000         30            67,470

04/19/99
Shares Issued for Cash at $2.50
Per Share                                           9,000          9            22,491

04/19/99
Shares Issued for Cash at $4.66
Per Share                                          13,497         13            62,972

04/20/99
Shares Returned by Terminated
Employee                                       (    9,999)    (    9)                9

05/10/99
Shares Issued for Cash at $2.66
Per Share                                          89,100         90             237,510

                                      F-6
  The accompanying notes are an integral part of these financial statements


                 Global Entertainment Holdings/Equities, Inc.
                 Statement of Stockholders' Equity -Continued-
                 For the Period July 10, 1997 to June 30, 1999

                                                             Common Stock                      Paid In Retained
                                               Shares          Amount         Capital               Earnings

06/17/99
Shares Issued for Prepaid Public
Relations at $3.33 Per Share                       39,000          39            129,944

06/21/99
Shares Issued for Note Payable
Incentive at $2.25 Per Share                        6,000           6              2,244

06/25/99
Shares Issued for Consulting
Services at $3.33 Per Share                         3,000           3              9,997

Net Profit for Period Ended
June 30, 1999                                                                                         406,459

Balance, June 30, 1999                          9,621,441     $ 9,624        $ 2,009,963         $     95,957

                                      F-7
  The accompanying notes are an integral part of these financial statements


                 Global Entertainment Holdings/Equities, Inc.
                          Statements of Cash Flows
              For the Period January 1, 1999 to June 30, 1999 and
                   the Years Ended December 31, 1998 and 1997


                                                        June            December        December
                                                      30, 1999          31, 1998        31, 1997

Cash Flows from Operating Activities
    Net Income (Loss)                               $   406,459     ($    278,579)     (  31,923)
    Adjustment to Reconcile Net Income (Loss) to
    Net Cash Provided by Operating Activities;
    Amortization                                         63,390           110,592             -0-
    Depreciation                                         72,585            35,299             -0-
    Write off of Impaired Asset                              -0-          670,844             -0-
    Forgiveness of Debt                                      -0-    (       4,520)            -0-
    Non Cash Expenses                                    50,077             8,191             -0-
    Rounding                                                 -0-                1      (       1)
Change in Operating Assets & Liabilities;
   (Increase) Decrease in Fees Receivable            (  422,258)    (     962,249)            -0-
   (Increase) Decrease in Prepaid Expenses           (      487)    (       3,448)            -0-
   (Increase) Decrease in Security Deposits          (    5,267)    (      13,798)            -0-
    Increase in Accounts Payable                         77,581            23,844             -0-
    Increase in Accrued Expenses                          6,328                -0-            -0-
    Increase in Taxes Payable                            16,169                -0-            -0-
   (Decrease) Increase in Accrued Interest           (    2,760)           12,565             -0-
   (Decrease) Increase in Accrued Wages              (    4,450)           17,800             -0-
    Increase in Loan Receivable                              -0-               -0-     ( 125,000)
   (Increase) in Interest Receivable                 (      840)               -0-            -0-
   (Increase) in Employee Accounts Receivable        (   44,500)               -0-            -0-
   (Increase) in Cash in Escrow Restricted           (    6,348)               -0-            -0-

         Net Cash Provided (Used) in
         Operating Activities                           205,679     (     383,458)     ( 156,924)

Cash Flows from Investing Activities
    Purchase of Website Design                       (   85,279)               -0-            -0-
    Purchase of Software Design & Development                -0-    (     133,784)            -0-
    Purchase of Automobile                           (   43,949)               -0-            -0-
    Purchase of Package Software                     (    2,812)    (       7,289)            -0-
    Purchase of Office Improvements                  (   22,120)    (       1,970)            -0-
    Purchase of Computer Equipment                   (  546,114)    (      67,173)            -0-
    Purchase of Furniture & Fixtures                 (   64,036)    (      21,790)            -0-
    Loan to BSW                                              -0-    (     456,844)     ( 201,000)
    Cash from Interactive Gaming & Wagering, Inc.,
       NV, Purchase Acquisition by Stock Issued              -0-           99,675             -0-

         Net Cash (Used) in Investing Activities     (  764,310)    (     589,175)     ( 201,000)

                                      F-8
  The accompanying notes are an integral part of these financial statements

                 Global Entertainment Holdings/Equities, Inc.
                     Statements of Cash Flows -Continued-
              For the Period January 1, 1999 to June 30, 1999 and
                  the Years Ended December 31, 1998 and 1997

                                                           June            December        December
                                                         30, 1999          31, 1998        31, 1997
Cash Flows from Financing Activities
    Increase in Capital Lease Liabilities                  66,414             19,608              -0-
    Payments on Capital Lease Liabilities               (  13,221)        (    6,582)             -0-
    Increase in Loans                                     225,000            110,000         240,000
    Sale of Common Stock                                  390,587            842,553         247,400

         Net Cash Provided by Financing Activities        668,780            965,579         487,400

         Increase (Decrease) in Cash
         & Cash Equivalents                               110,149         (    7,054)        129,476

         Cash & Cash Equivalents at
         Beginning of Period                              122,422            129,476              -0-

         Cash & Cash Equivalents at End of Period       $ 232,571         $  122,422       $ 129,476

Disclosures from Operating Activities
    Interest Expense                                    $  15,156  $          21,220       $     500
    Taxes                                                  16,169                 -0-             -0-

Significant Non Cash Transactions
     Issued 5,134,500 Shares to Acquire
     Interactive Gaming & Wagering, Inc., NV.           $      -0-        $  148,887              -0-
     Issued 1,423,500 Shares to Incorporators                  -0-               474              -0-
     Issued 8,160 Shares for Legal Services                    -0-             2,720              -0-
     Issued 117,651 Shares for Director Fees                   -0-               118              -0-
     Issued 888,696 Shares for Programming Services            -0-           222,174              -0-
     Issued 15,000 Shares for Services                         -0-             5,000              -0-
     Issued 39,000 Shares for Prepaid Public Relations    130,000                 -0-             -0-
     Issued 6,000 Shares for Interest Expense               2,250                 -0-             -0-
     Issued 9,000 Shares for Consulting Services           27,000                 -0-             -0-
     Issued 3,000 Shares for Consulting Services           10,000                 -0-             -0-

                                      F-9
  The accompanying notes are an integral part of these financial statements

                 Global Entertainment Holdings/Equities, Inc.
                         Notes to Financial Statement

NOTE #1 - Organization

The Company was incorporated on July 10, 1997, under the laws of the state of Colorado using the name Masadi Resources, Inc. On February 10, 1998, Articles of Amendment were filed changing the name to International Beverage Corporation. Pursuant to a Merger Agreement dated August 27, 1998, International Beverage Corporation merged with Global Entertainment Holdings/Equities, Inc., and subsequently the surviving corporation became known as Global Entertainment Holdings/Equities, Inc.

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the laws of the state of Colorado. The Company currently is engaged in, through its wholly owned subsidiary, Interactive Gaming & Wagering NV., the conception and creation of computer software programs for the gaming and wagering industry.

NOTE #2 - Significant Accounting Policies

A.	The Company uses the accrual method of accounting.
B.	Revenues and directly related expenses are recognized in the period in which they occur. Revenues and related expenses are recognized from the sale of the licenses when persuasive evidence of an arrangement exists, delivery of access to the software has occurred, the license fee has been determined and collectability of the license fee is probable. License fees are billed to be paid in three installments over a relatively short period of time, usually within ninety days.
C.	The Company considers all short term, highly liquid investments that are readily convertible, within three months, to known amounts as cash equivalents. The Company currently has no cash equivalents.
D.	Basic Earnings Per Shares are computed by dividing income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted Earnings Per Share shall be computed by including contingently issuable shares with the weighted average shares outstanding during the period. When inclusion of the contingently issuable shares would have an antidilutive effect upon earnings per share no diluted earnings per share shall be presented.
E.	Consolidation Policies:    The accompanying consolidated financial
        statements include the accounts of the company and its wholly-owned subsidiary. Inter-company transactions and balances have been eliminated in consolidation.
F.	Depreciation: The cost of property and equipment is depreciated over the estimated useful lives of the related assets. The cost of leasehold improvements is amortized over the lesser of the length of the lease of the related assets of the estimated lives of the assets. Depreciation and amortization is computed on the straight line method.
G.	Estimates:   The preparation of the financial statements in conformity
        with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
H.	Foreign Currency: All cash transactions in the Netherlands Antilles are conducted from the Antilles Banking Corporation in United States dollars.

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

note #2-Significant Accounting Policies -Continued-

I. Stock Options are valued at the difference in the market price of the shares on the day of the grant and the present value of the shares at a risk free discounted rate for the option period. When restricted shares are to be acquired by exercise of the options the Company may apply a marketability discount to the deemed value of the options.

NOTE #3 - Acquisition and Recission of Beverage Source Worldwide, Inc.

Pursuant to an Agreement of Purchase between Masadi Resources, Inc., and Beverage Source Worldwide, Inc., dated November 26, 1997, the Company issued 589,287 shares of its $.001 par value common stock in exchange for 1,500 shares of Beverage Sources Worldwide, Inc. At December 31, 1997, the Company had advanced to its subsidiary, Beverage Source Worldwide, Inc., $200,000 and in the early months of 1998 the Company advanced an additional $457,844 to Beverage
Source Worldwide, Inc.   Minutes of an Emergency Meeting of the Board of
Directors of the Company dated April 2, 1998, noted that Beverage Source Worldwide, Inc., was without funds and was currently facing bankruptcy if the Company did not advance substantial working capital funds. On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the closing of the Agreement of Purchase, officers of Beverage Source Worldwide, Inc., have breached their respective duties, obligations and agreements with the Company, secreting and/or attempting to secret the Companies assets, moving, transferring, assigning conveying encumbrances, sequestering, using, disposing of, or shifting, any and all of the assets and property of the Company, wrongfully withdrawing monies from the Corporate bank accounts, misappropriating company funds, co-mingling the operating expenses and cost or International Beverage Corporation or its wholly owned subsidiary Beverage Source Worldwide, Inc., with independent business of the officers and directors named in the suit. Further, that the named defendant officers engaged in an extensive pattern of discussion with various entities for the specific purpose of merging one or all of the said entities, without disclosing to such entities and their representatives that Beverage Source Worldwide, Inc., was a wholly owned subsidiary of the Company. In addition to the above general categories of the complaint there are numerous specific allegations of Malfeasance and Breach of Fiduciary Duty. The complaint specifically intends that service of the summons and complaint serve as notice of rescission of the agreement dated November 26, 1997. The Company believes that such rescission will be validated by the courts.

The recission action taken with the filing of the complaint on May 5, 1998, and the cessation of business activities by Beverage Source Worldwide, Inc., the Company believes its control of Beverage Source Worldwide, Inc., was temporary and that the cessation of business activities by the Officers of Beverage Source Worldwide, Inc., cast significant doubt on the Company, as the parent company, to control the subsidiary.

Further, the Company has made the assessment that the recission of the agreement will be upheld by the courts without additional adverse effects to the Company and has made provision for impaired assets and collectability losses at approximately 92% of the fair value of the amounts owed the Company by Beverage Source Worldwide, Inc.

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #4 - Software Development for Licensing & Recognition of Income from Software Licensing

The Company has expensed costs to internally create computer software until such time as technological feasibility was established. Technological feasibility is considered to be established when a detail program design is completed. After the detailed program design has been established the Company has capitalized the costs of its software products it intends to license to the gaming and wagering industry. Software development costs will be amortized on a ratio of the current revenue to anticipated total revenue from the sales of the product or a straight line amortization of the product cost over the estimated three years useful life of the product master. Because the product is subject to rapid technological advances the Company has elected to amortize its computer programs software held for licensing over a three year period.

Revenue from the licensing of software programs is recognized when there is persuasive evidence of an arrangement, delivery of access to the software, the fee is fixed and determined and collectability is probable. The license arrangements are not multiple elements and license fees are recorded when the four conditions above are achieved. Once the arrangement has been contractually agreed upon there are no customer cancellation privileges. Fees that the Company may be entitled to are referred to as royalties and are not recognized until such time as the licensee has actually earned revenues through the use of the software and in accordance with the licensing agreement has notified the Company of its sales. Once the Company has been notified that royalties are due from the licensing of its software and collectability is probable, royalty income is recognized. Revenues earned from efforts to assist a purchaser establish and maintain a base for operations are known as hosting revenues and are recognized upon receipt of funds. Costs incidental to royalty income and hosting activities are recognized in the same period as the related revenues are recognized.

The Company does not engage in any gaming or wagering activities.

NOTE #5 - Stockholders' Equity

Preferred Stock;
    The Company has 25,000,000 shares of preferred stock $.001 par value authorized. These preferred shares may be issued in one or more series at the discretion of the Board of Directors.

Common Stock;
    The Company has 100,000,000 shares of common stock $.001 par value authorized. Each shareholder of record shall have one vote for each share of common stock outstanding in his or her name on the books of the Corporation. Cumulative voting shall not be allowed. No shareholder shall have pre-emptive or similar rights.

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #5 - Stockholders' Equity -Continued-

Stock Options;
    The Company will issue to the President of Interactive Gaming & Wagering, NV, Stock Purchase Options, to be assigned at his discretion, which vest according to the following: At year end 1998, if Interactive Gaming and Wagering, Inc., has net earnings of $207,000, a three (3) year option to purchase 225,000 shares of the Company's $.001 non-assessable, par value common stock at a price not less than $1.50 per share. At year end 1999, ifInteractive Gaming and Wagering, Inc., has net earnings of $5,666,000, a three (3) year option to purchase 1,800,000 shares of the Company's $.001 non-assessable, par value common stock at a price not less than $1.50 per share. At year end 2000, if Interactive Gaming and Wagering, Inc., has net earnings of $14,959,000, a three (3) year option to purchase 2,475,000 shares of the Company's $.001 non-assessable, par value common stock at a price not less than $1.50 per share. Interactive Gaming & Wagering, NV, met the net earnings requirements and will issue the options for 1998 in 1999. The term net earnings is presented in the financial statements as net income.

Stock Split;
    On August 19, 1998, International Beverage Corp., effected a one for seven reverse stock split of its outstanding shares. Effective August 27, 1999, all outstanding common shares of stock were split on a three for one basis. In the financial statements presented at June 30, 1999 retroactive restatement of the outstanding shares on the balance sheet, statement of stockholders' equity, and the shares used to compute basic earnings per share and fully diluted earnings per share has been made.

NOTE #6 - Property, Equipment and Depreciation

The Company capitalized the purchase of equipment for purchase in excess of $300 per item. Capitalized amounts are depreciated over the estimated useful life of the asset using the straight line method of depreciation. At June 30, 1999 and December 31, 1998, the Company had property and equipment as follows:

                                                                               Depreciation                 Accumulated
                                Cost            Cost                             Expenses                  Depreciation
Assets                          1999            1998    Life       1999            1998          1999          1998

Office Improvements         $    24,090    $   1,970   3-5     $     -0-     $       -0-     $     -0-     $     -0-
Computer Equipment              626,933       67,173   2-3       51,116          26,509        77,625        26,509
Furniture & Fixtures             85,826       21,790     3       13,136           6,360        19,496         6,360
Packages Software                10,101        7,289     3          375           2,430         2,805         2,430
Automobile                       43,949           -0-    4        2,822              -0-        2,822            -0-
Totals                      $   790,899    $  98,222           $ 67,449      $   35,299      $102,748      $ 35,299
Software Design for
  Licensing                 $   328,390    $ 327,390     3     $ 63,390      $  110,592      $173,982      $110,592
Website Design &
  Development                    84,279           -0-    3        5,137              -0-        5,137            -0-


                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #7 - Notes Payable


The Company has the following notes payable obligations.         1999            1998          1997
Note Payable to an Individual, Interest at 10%,
Due Date July 21, 2000  $       100,000                       $ 100,000      $       -0-
Note #1 to an Officer at 8% Interest, Due on Demand              20,000          20,000            -0-
Note #2 to an Officer at 8% Interest, Due on Demand              20,000          20,000            -0-
Note #3 to a Related Party at 8% Interest, Due on Demand         75,000          75,000       115,000
Note #4 to a Related Party 0% Interest                               -0-             -0-      135,000
Note #5 to a Related Party 10% Interest, Due August 2000        225,000              -0-           -0-
     Total Notes Payable                                      $ 440,000      $  215,000     $ 250,000
     Less Current Portion                                       165,000         165,000       250,000
     Net Long Term Debt                                       $ 275,000      $   50,000     $      -0-


During 1997, the Company issued a $125,000 Note Payable to a Stockholder for 25,000 Shares of Restricted Stock. As a result of the restriction the estimated fair value of the stock cannot be determined at December 31, 1997. Management elected to record the Restricted Shares at the same value as the note. The Company intended to sell the securities in 1998 when the restriction period expired in July. If the proceeds of the sale exceeded $196,000, which would be paid to the stockholder, and the Company would keep the excess. As a result of the recission of the Beverage Source Worldwide, Inc., Agreement, (Note #3), the Restricted Shares were returned to the shareholders and the note payable was canceled.

The Company has lease assets as follows;
                                                       Current
    Asset                     Cost       Balance       Portion
    Pentium Computer     $  14,348     $  8,250     $   4,782
    Dell Computer            5,260        4,776         4,776
    Automobile              43,949       42,095         3,922
    Dell Computer           21,085       20,654         7,020
         Total           $  84,642     $ 75,777     $  20,500

Following are maturities of long term debt for each of the next five years.

         Year            Notes Payable       Capital Lease
         1999         $    105,000         $    18,044
         2000              335,000              22,338
         2001                   -0-             17,556
         2002                   -0-             13,454
         2003                   -0-              4,385
           Total      $    440,000         $    75,777

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #8 - Acquisition of Global Entertainment Holdings/Equities, Inc.

Pursuant to an Agreement of Purchase and Sale between Masadi Resources, Inc.,
(MRI) and Beverage Source Worldwide, Inc., (BSW) dated November 26, 1997, MRI committed to issue 589,287 post-split shares to acquire 100% of BSW, (1,375,000 pre-split shares, split 1 for 7 on August 13, 1998 and forward split 3 for 1 on August 23, 1999). On December 1, 1997, the Board of Directors changed the name of Masadi Resources, Inc., to International Beverage Corporation, (IBC).

On February 27, 1998, IBC issued 589,287 shares to the shareholders of BSW. In March 1998, IBC suspended financing for BSW and the Board of Directors authorized a Recission of the Agreement of Purchase and Sale. On August 13, 1998, IBC believes it only had temporary control of BSW and in accordance with FASB 94, paragraph 13, has not presented consolidated financial statements to include BSW.

Global Entertainment Holdings/Equities, Inc., a privately held corporation, was incorporated on April 6, 1998, under the laws of the state of Colorado. Interactive Gaming and Wagering, NV, (IGW), a privately held corporation, was incorporated on May 16, 1997, under the laws of the Netherlands Antilles, domiciled in Curacoa. Pursuant to an Agreement of Purchase and Sale dated June 30, 1998, the shareholders of IGW exchanged 100% of the issued and outstanding shares of IGW for 5,134,500, post 3 for 1 split, shares of Global Entertainment Holdings/Equities, Inc., (a privately held corporation). At the date of the stock exchange neither corporation had any established market for its shares and no shares had been publicly traded.

Pursuant to a Merger Agreement dated August 27, 1998, Global Entertainment Holdings/Equities, Inc., the Legal Acquiree and a privately owned corporation, agreed to exchange one share of its issued and outstanding stock for 1.5 of International Beverage Corporation, (IBC), a publically held corporation. From April 6, 1998 to August 27, 1998, Global Entertainment Holdings/ Equities, Inc., had issued 5,586,688 shares (retroactively restated) under the terms of the Merger Agreement these shares become 8,380,040 retroactively restated shares. The exchange of the shares gave the shareholders of Global Entertainment Holdings/Equities, Inc., control of IBC, the Legal Acquirer. For statement presentation Global Entertainment Holdings/Equities, Inc., has been considered to be the accounting acquirer. On September 30, 1998, IBC changed its name to Global Entertainment Holdings/Equities, Inc.

The share exchange of a private operating Company, (Global Entertainment Holdings/Equities, Inc.,) into a non-operating public shell corporation (International Beverage Corporation), with no significant assets or liabilities resulted in the shareholders of the private company having actual operating control of the combined company after the transaction, and the shareholders of the former public shell continuing only as passive investors.

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #8 - Acquisition of Global Entertainment Holdings/Equities, Inc.-Continued-

This transaction is considered to be a capital transaction in substance, rather than a business combination. That is, the transaction is equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation, accompanied by a recapitalization. The accounting is identical to that resulting from a reverse acquisition, except no goodwill of other intangible is recorded.

ABP, No., 16, paragraph 70, states that, "Presumptive evidence of the acquiring corporation in combinations effected by an exchange of stock is obtained by identifying the former common stockholder interest of a combined company which either retains or receives the larger portion of the voting rights of the combined corporation. That corporation should be treated as the acquirer unless other evidence clearly indicates that another corporation is the acquirer."

Staff Accounting Bulletin Topic 2A, affirms the above principle and gives guidelines that the post reverse-acquisition comparative historical financial statements furnished for the Legal Acquirer should be those of the Legal Acquiree.

In accordance with this guideline the outstanding shares of Global Entertainment Holdings/Equities, Inc., have been retroactively restated on the balance sheet, and the statement of stockholders' equity. The retroactively restated shares have been used in the Computations for Earnings (Losses) Per Share to preserve comparability of those figures.

NOTE #9 - Income Taxes

The Company has incurred losses that can be carried forward to offset future earnings if all provisions of the Internal Revenue Code are met. These losses are as follows:
                                                            Expiration
                    Year of Loss            Amount                Date
                    1997                 $  31,923                2017
                    1998            2       78,579                2018

The Company has adopted FASB 109 to account for income taxes. The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of the net operating loss carryforward, an evaluation allowance has been made to the full extent of any tax benefit that net operating losses may generate.

                                                   06-30-99       12-31-98
Deferred Tax Asset Balance Beginning of Period  $       -0-    $       -0-
Net Operating Loss Carryforwards                   374,040        296,473
                                                   374,040        296,473
Valuation Allowance                              ( 374,040)     ( 296,473)
Net Deferred Tax Asset                          $       -0-    $       -0-
Deferred Tax Liability                          $       -0-    $       -0-

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #9 - Income Taxes -Continued-

                                                                                       Netherlands
                                                 TOTAL                    USA             Antilles
Net Income (Loss)                               $   406,459         ($   228,137)        $  634,596
Add Non Deductible Permanent Adjustments             15,787               15,787                 -0-
                                                    422,246         (    212,350)           634,596

Net Operating Loss Carryforwards               (    871,980)        (    871,980)                -0-
Adjusted Taxable Income                        ($   499,734)        ($ 1,084,330)        $  634,596

Current Income Taxes Payable                    $    10,169          $        -0-        $   16,169


Income earned by the wholly-owned subsidiary in the Netherlands Antilles is not considered to be Sub-Part F Income under Internal Revenue Code Section 951 and is therefore not subject to U.S. Income Taxes.

The Company has computed U.S. federal income taxes on the revenue of its wholly owned foreign subsidiary. Federal taxes are computed on current period revenues net of net operating losses carried forward from proceeding period and credit for foreign taxes. The Company has also recorded $16,169 in taxes due to the Netherlands Antilles based on earnings in Curacao.

NOTE #10 - Operating Lease Obligations

The Company leases office facilities in Omaha, Nebraska. The lease commenced February 1, 1999 and terminates January 31, 2004. Lease obligations for the term of the lease are as follows;
         Year            Amount
         1999         $  13,000
         2000            15,850
         2001            16,150
         2002            16,450
         2003            16,750
         2004             1,400
           Total      $  79,600

The subsidiary leases office facilities in Curacao, Netherlands Antilles. The lease commences January 1, 1999 and terminates December 31, 2002. Lease obligations for the term of the lease are as follows:

         Year            Amount
         1999         $  102,427
         2000            124,760
         2001            124,760
         2002             69,698
           Total      $  421,645

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #11 - Concentration of Credit Risks

The Company maintains cash balances at several banks. Accounts at institutions within the United States are insured by the Federal Deposit Insurance Corporation up to $100,000. Deposits on occasion may exceed the insured amounts.

Cash deposited in the Antilles Banking Corporation is held in United States dollars and all payments from the account and deposits to the account are made in U.S. dollars. This account is not insured but subject to the provisions of the Netherlands Antilles banking regulations.

The Company has accounts receivable from license fees of $410,000 of which $290,000 is less than 30 days old and $120,000 that extends beyond 120 days. In addition the Company has royalties receivable of $974,507 of which $375,542 is less than 30 days old, $83,470 is 31-60 days old, $235,274 is 61 to 90 days old, $158,061 is 91 to 120 days old, and $122,160 is 121+ days old.

NOTE #12 - Cash Set Aside for Property Acquisition

An employee of Interactive Gaming and Wagering, NV., imported an automobile from the United States to Curacao. The Company placed in an escrow fund $6,348 for possible custom duties on the employee's auto. Interactive Gaming & Wagering, NV., has requested a waver of such custom duties from the government of Curacao.

NOTE #13 - Related Party Transactions

The President of Interactive Gaming & Wagering, N.V., has loaned the Company $20,000. The Company has accrued interest on the loan at 8% interest per annum. The President of Global Entertainment Holdings/Equities, Inc., has loaned the Company $20,000 and interest has been accrued at 8% per annum.

A related party of the President of Interactive Gaming & Wagering, NV and of Global Entertainment Holdings/Equities, Inc., has loaned to Interactive Gaming & Wagering, NV $75,000 at 8% interest per annum. This loan is due on demand. In addition this related party has loaned to Global Entertainment Holdings/ Equities, Inc., $225,000 with interest at 10% per annum due August 1, 2000.

NOTE #14 - Litigation

Pursuant to an Agreement of Purchase between Masadi Resources, Inc., and Beverage Source Worldwide) Inc., dated November 26, 1997, the Company issued 1,375,000 (pursuant to a three (3) for one (1) stock split) shares of its $.001 par value common stock in exchange for 1,500 shares of Beverage Sources Worldwide, Inc. At December 31, 1997, the Company had advanced to its subsidiary, Beverage Source Worldwide, Inc., $200,000 and in the early months of 1998

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

the Company advanced an additional $457,844 to Beverage Source Worldwide, Inc. Minutes of an Emergency Meeting of the Board of Directors of the Company dated April 2, 1998, noted that Beverage Source Worldwide, Inc. was without funds and was currently facing bankruptcy if the Company did not advance substantial working capital funds. By mutual consent, the parties to the Purchase and Sale Agreement, dated November 26, 1997, agreed to a rescission. On May 5, 1998, the Company filed a Complaint in the Superior Court of California, County of San Diego, alleging that from the closing of the Agreement of Purchase, officers and directors of Beverage Source Worldwide, Inc., had breached their respective duties, obligations and agreements with the Company, secreting and/or attempting to secret the Companies assets, moving, transferring, assigning conveying encumbrances, sequestering, using, disposing of, or shifting, any and all of the assets and property of the Company, wrongfully withdrawing monies from the Corporate bank accounts, misappropriating company funds, co-mingling the operating expenses and costs of International Beverage Corporation or its wholly owned subsidiary Beverage Source Worldwide, Inc., with independent business of the officers and directors named in the suit. Further, that the named defendant officers and directors engaged in an extensive pattern of discussion with various entities for the specific purpose of merging one or all of the said entities, without disclosing to such entities and their representatives that Beverage Source Worldwide, Inc., was a wholly owned subsidiary of International Beverage Corporation. In addition to the above general categories of the complaint, there are numerous specific allegations of Malfeasance and Breach of Fiduciary Duty. The complaint specifically intends that service of the summons and complaint serve as notice of rescission of the Agreement of Purchase and Sale, dated November 26, 1997. The Company filed suit against Beverage Source Worldwide, Inc. and the trial took place on November 8, 1999.

By Minute Order dated December 1, 1999, the Superior Court of California, County of San Diego denied the Plaintiffs' (Company's) Request for Statement of Decision due to the fact that the request was not made timely. The Court's oral tentative decision that was announced on November 9, 1999, thus the Court's tentative decision becomes its statement of the Decision.

On December 23, 1999, the Court by Minute Order, considered the Plaintiff's objections to the Judgement submitted by Defendant Mark A. Darnell. However, the Plaintiff's objections were overruled. The Superior Court of California, County of San Diego Central Division on December 23, 1999, Ordered, Adjudged and Decreed that:

    1. Plaintiffs INTERNATIONAL BEVERAGE CORPORATION, (now known as Global Entertainment Holdings, Inc.), and BEVERAGE SOURCE WORLDWIDE shall take nothing by way of their Complaint for (1) Rescission; (2) Breach of Fiduciary Duty; (3) Conspiracy; (4) Accounting; (5) Injunctive Relief; and (6) Declaratory Relief;

    2. Plaintiffs INTERNATIONAL BEVERAGE CORPORATION, (now known as Global Entertainment Holdings, Inc.), and BEVERAGE SOURCE WORLDWIDE Complaint for

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #14 - LITIGATION -Continued-

Rescission of the parties Stock Purchase Agreement is denied; defendant, MARK A. DARNELL retains all previously held stock interest in INTERNATIONAL BEVERAGE CORPORATION, (now known as Global Entertainment Holdings, Inc.).

The decision by the Court was based on rescission by Fraud; however, the parties by mutual consent, agreed to the rescission of the Agreement of Purchase & Sale. The Company held a Special Shareholders Meeting and ratified a mutual agreement of rescission on August 19, 1999.

The Company (Plaintiff) will challenge the Courts Statement of Decision and Judgement on the basis of Fact and Law.

On January 5, 2000, the Company (Plaintiff) filed its Notice of Intent to move
for a new trial on the following grounds.   Irregularity in the proceedings of
the court, jury or adverse party, or any order of the court or abuse of discretion by which either party was prevented from having a fair trial. Improper orders by the court. Abuses of discretion by the court. Accident or surprise, which ordinary prudence could not have guarded against. Newly discovered evidence, material for the party making the application, which he could not, with reasonable diligence, have discovered and produced at the trial. The award of damages was inadequate. The evidence was insufficient to justify the court's, and the decision is against law. Error(s) in law, occurring at the trial and excepted to by the party making the application.

In the event the Judgement is not modified or vacated, the Company (Plaintiff) will file a Motion for a new trial or appeal the Court's decision.

Because of the rescission action taken with the filing of the complaint on May 5, 1998, the Company has not presented consolidated financial statements with
Beverage Source Worldwide, Inc.   Further, the Company has made the assessment
that the rescission of the Agreement will be upheld by the Courts without adverse effect to the Company and has made provisions for impaired assets and collectability losses at approximately 90% of the face value of the amounts owed by Beverage Source Worldwide, Inc. This information is noted in the year-end December 31, 1998 audited financials statements.

Counsel has indicated that rescission is substantially more likely than not to occur and will not present any adverse effect to the Company. No estimate for the award of damages can be made at this time.

The Company is not a party to any other litigation and none is contemplated nor has any been threatened.

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #14 -LITIGATION -Continued-

The Company's Counsel has informally indicated that rescission and breach of fiduciary duty present the strongest and most beneficial approvals for the Company to pursue, as these causes of action offer both compensation and punitive or exemplary damage option.

Counsel indicate that rescission is more likely than not to occur and will not present any adverse effect to the Company. No estimate for the award of damages can be made at this time.

NOTE #15 - Subsequent Events

The Company is negotiating to acquire 100% of the issued and outstanding stock of Prevail Online, Inc., a Colorado Corporation, incorporated July 21, 1999, with principle offices in San Francisco, California.

NOTE #16 - Year 2000 Computer Compliance

The Company has completed its Year 2000 Compliance review and testing. Systems providing customer services, the Company's critical existing systems are no more than one year old and none of these systems have Year 2000 problems. These systems have been inventoried and a systems test has been completed. Many of the critical systems have been migrated to new hardware and software platforms to increase reliability and capacities. All newly acquired hardware systems, operating systems, and software are required to have vendor certification for Year 2000 compliance. Additionally, the Company has tested the existing systems for Year 2000 Compliance. It has been determined that the existing billing and billing presentment systems are Year 2000 compliant. Based on growth, the Company plans to implement new hardware platforms and software systems that should be Year 2000 compliant and therefore costs specifically allocated to Year 2000 compliance may not be significant, and have not been significant to date. The nature of the Company's business makes it dependent on computer hardware, software, and operating systems that are susceptible to Year 2000 issues. Failure to attain at least minimum levels of Year 2000 compliance would have a material adverse effect on the Company's ability to deliver services. The Company believes that its banking relationships, and transfer agent are Year 2000 Compliant. Should any of these third party vendors not be Year 2000 Compliant, the Company will experience little to no adverse material impact on its cash flow or prohibit its ability to continue operations.

NOTE #17 - Website Purchase

In 1999, the Company entered into an agreement with an independent third party to design and develop a Website page known as "Sports Daily". The Sports Daily Website Page is intended to give the Company's current clientele, sport enthusiast and future customers information about the major sports events, game times, statistics, weather conditions, injury report, major sports events, and current sports news. The Sports Daily Website is not a gaming or wagering activity. The Company estimates that the Website, as designed and developed at June 30, 1999 will have a useful life of three years.

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #18 - Segment Information

The Company has adopted FASB Statement No. 131, "Disclosures About Segments of a Business Enterprise and Related Information." The Company is managed in two geographical Segments; The United State of America and Curacao, Netherlands Antilles.

                                                  Netherlands
                                        USA          Antilles        Total
License Fees                 1999    $   -0-     $   445,000     $  445,000
                             1998        -0-         150,000        150,000
                             1997        -0-              -0-            -0-
Royalty Fees                 1999        -0-         782,498        782,498
                             1998        -0-         812,018        812,018
                             1997        -0-              -0-            -0-
Hosting Income               1999        -0-              -0-            -0-
                             1998        -0-             600            600
                             1997        -0-              -0-            -0-
Miscellaneous Income         1999     2,564           18,906         21,470
                             1998    17,945               -0-        17,945
                             1997        -0-              -0-            -0-
Operating Expenses           1999   219,376          593,382        812,758
                             1998   842,083          401,141      1,243,224
                             1997    32,948               -0-        32,948
Other Income (Expenses)      1999  (  9,385)      (    1,947)    (   11,332)
                             1998  ( 15,918)              -0-    (   15,918)
                             1997     1,025               -0-         1,025
Provisions for Taxes         1999        -0-          16,479         16,479
                             1998        -0-              -0-            -0-
                             1997        -0-              -0-            -0-
Net Income (Loss)            1999  (228,137)         634,596        406,459
                             1998  (840,057)         561,477     (  278,579)
                             1997  ( 31,923)              -0-    (   31,923)
Cash                         1999    93,295          139,276        232,571
                             1998    80,444           41,978        122,422
                             1997   129,476               -0-       129,476
Accounts Receivable          1999        -0-       1,384,507      1,384,507
                             1998        -0-         962,249        962,259
                             1997        -0-              -0-            -0-
Property of Equipment (Net)  1999    67,084          621,069        688,153
                             1998     1,099           61,824         62,923
Other Assets                 1999   134,922          173,868        308,790
                             1998    50,000          230,424        280,424
                             1997   201,375               -0-       201,375

                 Global Entertainment Holdings/Equities, Inc.
                   Notes to Financial Statement -Continued-

NOTE #19 - Corrections of Errors

The Company has made changes to the financial statements at June 30, 1999 as follows:

                                                         Corrected    Original
                                                         Statement   Statement
Non Cash Expenses Paid by Issuance of Shares
of Common Stock March 5, 1999, Issued 9,000
(Post-split) Shares for Consulting Services                27,000         3

June 21, 1999, Issued 6,000 (Post-split) Shares
as an Incentive to a Related Party to Make a Loan
of $225,000 to the Company Incentive at 1% of
Loan Value.                                                 2,250         2

June 25, 1999, Issued 3,000 (Post Split) Shares
for Consulting Services                                    10,000         1

Accrued Tax Expense
The Company Received Opinion from Two Tax Sources
that Earnings in the Netherlands Antilles are not
subject to IRS Code Section 951, Sub Part F Income
in the United States.  Accrued Taxes has been changed
to Provide for Tax in the Netherlands Antilles.            16,169    58,140

         Total                                          $  55,419  $ 58,146

         Net Increase to Net Income                     $   2,727

ITEM 14.  CHANGES AND DISAGREEMENTS WITH ACCOUNTS

ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS

                 Global Entertainment Holdings/Equities, Inc.
                     Consolidated Statement of Operations
       For the Period July 1, 1999 to September 30, 1999 and 1998
                                   UNAUDITED

                                                        September     September
                                                        30, 1999      30, 1998
Revenues
    Royalty Fees                                      $  246,323    $  121,473
    Site Maintenance and Hosting                          15,000            -0-
    Website Advertising                                   61,658            -0-
         Total Revenues                                  322,981       121,473

Expenses
    Amortization                                          37,509        31,695
    Depreciation                                          75,991         8,396
    Rents                                                 63,709        18,975
    Professional Fees                                    163,752        15,633
    Travel                                                36,352         2,795
    Administrative Expenses                               52,473        25,901
    Management Consulting and Salaries                   190,034        25,697
    Provision for uncollectible accounts                 180,030            -0-
    Advertising and Marketing                             58,256            -0-
         Total Expenses                                  858,106       129,092

    Income/(Loss) from Operations                     (  535,125)  (     7,619)

Other Income (Expenses)

    Interest Expense                                  (    1,222)           -0-
    Interest Income                                        1,150            44
    Sale of Security                                      46,782            -0-
    Rental Income                                         13,403            -0-
    Other Income-Miscellaneous                             1,564            -0-

         Total Other Income (Expenses)                    61,677            44
         Income (Loss) Before Taxes                   (  473,448)   (    7,575)

    Excess Foreign Tax Accrual                             6,962            -0-

         Net Income/(Loss)                          $ (  466,486)  $(    7,575)

    Income Per Share-Basic and Diluted              $      (.005)  $      (.11)
    Weighted Average Shares Outstanding                9,579,224     5,588,700
    Weighted Average Shares & Options Outstanding     10,133,000     5,588,700

                 Global Entertainment Holdings/Equities, Inc.
                         Consolidated Balance Sheets
                         September 30, 1999 and 1998
                                   UNAUDITED


                                                        September     September
                                                        30, 1999      30, 1998
ASSETS

Current Assets

    Cash & Cash Equivalents                            $  154,339   $   46,845
    License, Maintenance & Royalties Fees Receivable    1,102,959      525,169
    Accounts Receivable and Other                          16,438        6,690
    Prepaid Expenses                                      130,434           -0-
    Interest Receivable                                       840           -0-
    Employee Loan Receivable                               42,000           -0-

         Total Current Assets                           1,447,010      578,704

Property & Equipment

    Package Software - Net                                 73,825        4,826
    Office Improvements - Net                              26,016           -0-
    Computer Equipment - Net                              604,380       44,614
    Furniture & Fixtures - Net                             80,819        9,475
    Vehicles - Net                                         37,465           -0-

         Total Property & Equipment                       822,505       58,915

Other Assets

    Cash in Escrow Restricted                               6,348           -0-
    Web site Development and Design - Net                  79,465           -0-
    Security Deposit                                       23,866        6,187
    Web site - Net                                        700,000           -0-
    Software Design & Development - Net                   191,911      236,163
    Receivable BSW - Net                                   50,000       50,000

         Total Other Assets                             1,051,590      292,350

         Total Assets                                 $ 3,321,105   $  929,969

                 Global Entertainment Holdings/Equities, Inc.
                       Consolidated Balance Sheets
                       September 30, 1999 and 1998
                                UNAUDITED

                                                        September     September
                                                        30, 1999      30, 1998
LIABILITIES &
STOCKHOLDERS' EQUITY

Current Liabilities
    Accounts Payable                                  $   160,969   $   3,766
    Deferred Income                                        31,426          -0-
    Accrued Interest                                        9,805          -0-
    Accrued Expenses                                           -0-         -0-
    Accrued Wages                                          15,191          -0-
    Current Portion - Capital Leases                       20,500          -0-
    Current Portion - Notes Payable                        50,000      50,000
    Loans - Related Entities                              115,000     105,500
    Note Payable Line of Credit                            19,912          -0-
    Income Taxes Payable Foreign                            9,207          -0-

         Total Current Liabilities                        432,010     159,266

Long Term Liabilities
    Capital Lease Payable                                  23,174          -0-
    Notes Payable                                         640,000     205,000
    Less Current Portion                                 (165,000)    (50,000)

         Net Long Term Liabilities                        498,174     155,500

         Total Liabilities                                930,184     314,766

Stockholders' Equity
    Preferred Stock, 25,000,000 Shares Authorized, at $.001 Par Value, None Issued on Stock 100,000,000 Shares Authorized, Par Value of $.001, 9,621,460 & 9,344,673

Shares Issued & Outstanding Respectively
    Retroactively Restated                                   9,621       9,345
    Paid In Capital                                      2,669,658     855,941
    Retained Earnings/(Deficit)                           (288,356)   (250,083)

    Net Stockholders' Equity                             2,390,921     615,203

    Total Liabilities &
         Stockholders' Equity                         $  3,321,105  $  929,969

                 Global Entertainment Holdings/Equities, Inc.
                         Statements of Cash Flows
        For the Period July 1, 1999 to September 30, 1999 and 1998
                                UNAUDITED

                                                        September     September
                                                        30, 1999      30, 1998
Cash Flows from Operating Activities
    Net Income (Loss)                                 ($  466,486)  ($  7,575)
    Adjustment to Reconcile Net Income (Loss) to
      Net Cash Provided by Operating Activities;
         Amortization                                      37,509      31,695
         Depreciation                                      75,991       8,396
         Provision for Uncollectible Accounts             180,030          -0-
         Non Cash Expenses                                 72,034          -0-
    Change in Operating Assets & Liabilities;
      (Increase) Decrease in Fees Receivable              111,518   ( 287,634)
      (Increase) Decrease in Other Receivables        (    13,938)         -0-
      (Increase) Decrease in Security Deposits        (     4,973)         -0-
      (Increase) Decrease in Deferred Income               31,426          -0-
       Increase (Decrease) in Accounts Payable             59,544   (  14,211)
       Increase (Decrease) in Taxes Payable           (     6,962)         -0-
       Increase (Decrease) in Accrued Interest              2,760)         -0-
       Increase (Decrease) in Accrued Expenses              6,328)         -0-
       Increase (Decrease) Increase in Accrued Wages        1,841          -0-

         Net Cash Provided (Used) in                       68,446   ( 269,329)
         Operating Activities

Cash Flows from Investing Activities
       Purchase of Software Design & Development      (    59,379)  (   8,195)
       Purchase of Package Software                   (    63,960)  (   1,893)
       Purchase of Office Improvements                (    22,120)         -0-
       Purchase of Computer Equipment                 (   133,839)         -0-
       Purchase of Furniture & Fixtures               (    28,588)         -0-

         Net Cash (Used) in Investing Activities      (   307,886)  (  10,088)

                 Global Entertainment Holdings/Equities, Inc.
                     Statements of Cash Flows -Continued-
          For the Period July 1, 1999 to September 30, 1999 and 1998
                                  UNAUDITED

                                                        September     September
                                                        30, 1999      30, 1998
Cash Flows from Financing Activities

    Payments on Capital Lease Liabilities               (  32,103)         -0-
    Increase in Loans                                      15,811     205,500
    Sale of Common Stock                                  177,500      65,779

         Net Cash Provided by
         Financing Activities                             161,208     271,279

         Increase (Decrease) in Cash
         & Cash Equivalents                             (  78,232)  (   8,138)

         Cash & Cash Equivalents at
         Beginning of Period                              232,571      54,983

         Cash & Cash Equivalents at
         End of Period                                  $ 154,339   $  46,845

Disclosures from Operating Activities

    Interest Expense                                    $   1,222   $      -0-

Significant Non Cash Transactions

    Issued 3,423,000 Shares to Acquire
      Interactive Gaming & Wagering, NV                 $      -0-  $ 148,887

    Issued 2,793,352 Shares to Shareholders
      of Global Entertainment Holdings/Equities, Inc.          -0-      2,793


    Issued 1,423,500 Shares to Incorporators                   -0-        654

    Issued 8,160 Shares for Legal Services                     -0-      2,720

    Issued 80,431 Shares for Director Fees                     -0-         81

    Issued 592,464 Shares for Program Services                 -0-    222,174

                 Global Entertainment Holdings/Equities, Inc.
                     Statements of Cash Flows -Continued-
          For the Period July 1, 1999 to September 30, 1999 and 1998
                                  UNAUDITED

                                                        September     September
                                                        30, 1999      30, 1998

    Issued 15,000 Shares for Program Services                -0-       5,000

    Issued 39,000 Shares for prepaid public relations   130,000           -0-

    Issued 3,000 Shares for Legal Service                10,000           -0-

    Issued 6000  Shares for Loan incentive                2,250           -0-

    Issued 9000 Shares for Consulting Service            27,000           -0-

    Issued 230 Shares for Technical Consulting            2,285           -0-

    Issued 2000 Shares for Legal Service                 20,000           -0-

    Issued 3000 Shares for Consulting Service             8,000           -0-

    Issued 1000 Shares for Legal Service                  4,000           -0-

    Issued 1500 Shares for Consulting Service             5,250           -0-

    Issued 163,500 Shares for Acquisition of
        Prevail Online Inc.                             817,500           -0-

                             Prevail Online, Inc.
                          Balance Sheets -Unaudited-
                              September 30, 1999

                                                                  September
                                                                   30, 1999
   Assets
Current Assets
    Cash                                                       $      2,399
    Accounts Receivable                                               3,309

         Total Current Assets                                         5,708

Property & Equipment
    Computer                                                          1,200
    Website                                                         700,000

         Total Property & Equipment                                 701,200

         Total Assets                                          $    706,908

   Liabilities & Stockholders' Equity

Current Liabilities
    Accounts Payable                                           $     12,485
    Customer Deposits                                                17,947
    Payroll Services Payable                                          3,732
    Loans Payable - Parent                                          465,000
    Loans Payable - Others                                          175,000
    Taxes Payable                                                     3,412

         Total Current Liabilities                                  677,576

Stockholders' Equity
    Preferred Stock, 25,000,000 Shares Authorized
       None Issued
    Common Stock 75,000,000 Shares Authorized
       at $0.001 Par Value 100,000 Shares Issued
       and Outstanding                                                  100
    Paid In Capital                                                   9,900
    Retained Earnings                                                19,332
         Total Stockholders' Equity                                  29,332

         Total Liabilities & Stockholders' Equity              $    706,908

                             Prevail Online, Inc.
                      Statement of Operations -Unaudited-
                July 21, 1999 (Inception) to September 30, 1999


                                                                  September
                                                                   30, 1999

Revenues                                                       $     74,400

Expenses
    Advertising & Marketing                                          25,724
    Payroll Expenses                                                  8,790
    Rent                                                              1,450
    Website Maintenance                                               7,933
    Travel                                                              975
    General & Administrative                                          6,784

         Total Expenses                                              51,656

         Net Income from Operations                                  22,744

         Provisions for Income Taxes                                  3,412

         Net Income                                            $     19,332

                             Prevail Online, Inc.
                     Statement of Cash Flows - Unaudited-
                July 21, 1999 (Inception) to September 30, 1999

                                                                  September
                                                                   30, 1999
Cash Flows from Operating Activities
    Net Income                                                 $     19,332
    Changes in Operating Assets & Liabilities
       (Increase) in Accounts Receivable                        (     3,309)
       Increase in Accounts Payable                                  12,485
       Increase in Customer Deposits                                 17,947
       Increase in Payroll Services                                   3,732
       Increase in Taxes Payable                                      3,412

         Cash Provided from Operating Activities                     53,599

Cash Flows from Investing Activities
    Purchase of Computer                                        (     1,200)
    Purchase of Website                                         (   300,000)

         Cash Used by Investing Activities                      (   301,200)

Cash Flows from Financing Activities
    Increase - Loans Payable Other                                  175,000
    Increase - Loans Parent                                          65,000
    Sale of Common Stock                                             10,000

         Cash Provided from Financing Activities                    250,000

         Increase in Cash & Cash Equivalent                           2,399

         Cash & Cash Equivalents at Inception                           -0-

         Cash & Cash Equivalents at September 30, 1999         $      2,399

Disclosures from Operating Activities
    Tax                                                        $      3,412
    Interest                                                            -0-

Significant Non Cash Transactions
    Acquisition of Website Intercompany Transaction                 400,000

EXHIBIT A
                 Global Entertainment Holdings/Equities, Inc.
                     Consolidated Statement of Operations
                                  PRO FORMA
                    For the Year Ended December 31, 2000

                                                              December
                                                              31, 2000
Revenues
    Royalty Fees                                          $   7,409,000
    License Fees                                              1,100,000
    Site Maintenance and hosting Fees                           441,000
    Website Advertising, Sponsorships and other               1,375,000
    Miscellaneous Income                                         40,000

         Total Revenues                                      10,365,000

Expenses
    Amortization                                                231,890
    Depreciation                                                506,511
    Rents                                                       245,460
    Professional Fees                                           664,490
    Travel                                                      274,786
    Administrative Expenses                                     334,049
    Management Consulting and Salaries                        1,790,000
    Advertising and Marketing                                   947,724
    Website maintenance and development                         431,000

         Total Expenses                                       5,425,910

    Operating Income                                          4,939,090

Other Income (Expenses)
    Interest Expense                                            (31,788)
    Interest Income                                               5,000
    Rental Income                                                29,000

         Total Other Income (Expenses)                            2,212

         Net Income                                       $   4,941,302

         Income Per Share                                 $         .44

            Weighted Average Shares Outstanding              11,282,000

Exhibit No.
Description of Document

2.0  Merger Agreement IBC-Global Entertainment Holdings/Equities, Inc.*
2.1  Agreement of Purchase Global Entertainment Holdings/Equities, Inc.-IGW*
2.2 Agreement Global Entertainment Holdings/Equities, Inc. and Prevail Online, Inc.*
3.0  Masadi Resources, Inc. Articles*
3.1  Amendment name change Masadi Resources, Inc. to IBC*
3.2  Transfer Masadi Resources, Inc. name and tradename to IBC*
3.3  Amendment name change IBC to Global*
3.4  Masadi Resources, Inc. Bylaws*

4.0  Specimen form of Stock Certificate*

10.0  Promissory Note Steven Abboud--$20,000*
10.1  Promissory Note Bryan Abboud--$20,000*
10.2  Promissory Note Joann Abboud--$75,000*
10.3  Promissory Note Joann Abboud--$225,000*
10.4  Subscription Agreement James Zilligen*
10.5  Promissory Note James Zilligen--$100,000*
10.6  Global Entertainment Holdings/Equities, Inc. Lease*

21.0  List of Subsidiaries*

27.0  Financial Data Schedule*

DESCRIPTION OF EXHIBITS

*  Exhibits filed previously with Form 10-SB.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 14, 2000

Global Entertainment Holdings/Equities, Inc.

By: /s/ Steven M. Abboud




                                      F-i